TECHNICAL REPORT

on the

RAILROAD PROJECT

Elko County, Nevada

USA

Prepared for

Gold Standard Ventures Corp.

Suite 610 – 815 West Hastings St
Vancouver, BC V6C 1B4

Canada

By

David R. Shaddrick, M.Sc., CPG, P.Geo.

Shaddrick and Associates

Reno, Nevada

USA

May 29, 2012

Gold Standard Ventures	Railroad Project, Elko County, Nevada

TABLE OF CONTENTS

1.0 SUMMARY	1

2.0 INTRODUCTION	6
2.1 GENERAL	6
2.2 TERMS OF REFERENCE	6
2.3 UNITS OF MEASURE	6
2.4 SOURCES OF INFORMATION	6

3.0 RELIANCE ON OTHER EXPERTS	6

4.0 PROPERTY DESCRIPTION AND LOCATION	7
4.1 DESCRIPTION AND LOCATION	7
4.2 ROYALTIES AND AGREEMENTS	10
4.3 ENVIRONMENTAL LIABILITIES AND PERMITS	10
4.3.1 Notice Level	11
4.3.2 Plan of Operations	11
4.3.3 Private Land Disturbance	13

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	13
5.1 ACCESSIBILITY	13
5.2 CLIMATE	13
5.3 LOCAL RESOURCES AND INFRASTRUCTURE	14
5.4 PHYSIOGRAPHY	14

6.0 HISTORY	14
6.1 EXPLORATION COMPANIES	20
6.2 HISTORICAL ESTIMATES	24

7.0 GEOLOGICAL SETTING AND MINERALIZATION	27
7.1 REGIONAL GEOLOGY	27
7.2 LOCAL GEOLOGY	27
7.3 PROJECT GEOLOGY	31
7.4 MINERALIZATION	32

8.0 DEPOSIT TYPES	33

9.0 EXPLORATION	36

10.0 DRILLING	37
10.1 DRILLING RESULTS	37

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY	39
11.1 DRILL CORE AND CHIPS	39

12.0 DATA VERIFICATION	41

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING	41

14.0 MINERAL RESOURCE ESTIMATES	42

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	i	Reno, Nevada, USA

15.0 ADJACENT PROPERTIES	42

16.0 OTHER RELEVANT DATA AND INFORMATION	42

17.0 INTERPRETATION AND CONCLUSIONS	42

18.0 RECOMMENDATIONS	42
18.1 PHASE ONE EXPLORATION PLAN AND BUDGET	42
18.2 PHASE TWO EXPLORATION PLAN AND BUDGET	42

19.0 REFERENCES	44

20.0 CERTIFICATE	47

LIST OF TABLES

Table 1: Historic Geochemical Surveys by Company	18
Table 2: Historic Gold Estimates	25
Table 3: Formation Correlation Table	31
Table 4: Significant drill intercepts to January 1, 2012	38
Table 5: Recent Drilling-Railroad Project	38
Table 6: Significant Intercepts-Railroad Project Recent Drilling	39
Table 7: Check Samples	41
Table 8: Phase one Exploration Plan and Budget	43

LIST OF FIGURES

Figure 1: Project Location Map	8
Figure 2: Property Map	9
Figure 3: Property Map with Plan of Operations Boundary	12
Figure 4: Railroad Project Drill Hole Locations	16
Figure 5: North Bullion and Railroad Zones Drill Hole-Grade x Thickness Map	17
Figure 6: Central Bullion Zone Drill Hole-Grade x Thickness Map	18
Figure 7: All Rock Geochemical Sample Locations by Company	19
Figure 8: All Soil Geochemical Sample Locations by Company	20
Figure 9: Gold in All Rocks	21
Figure 10: Area of Historic Gold Estimates	26
Figure 11: Regional Geology Map	28
Figure 12: Local Geology Map	29
Figure 13: Railroad Stratigraphic Column (Ketner, 1963)	30
Figure 14: North Bullion Target Representative Section Showing Structural Complexity (after GSV, 2012)	34
Figure 15: Idealized Conceptual Cross Section (GSV, 2011)	35
Figure 16: Recent Drilling-North Bullion Target (GSV, 2012)	40

LIST OF APPENDICIES

APPENDIX I: Claim List	48
APPENDIX II: Historic Drill Holes by Company	52
APPENDIX III: Significant Historical Drill Hole Intercepts	60

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	ii	Reno, Nevada, USA

1.0 SUMMARY

Gold Standard Ventures’ Railroad Project is an ongoing, aggressive exploration program executing the recommendations and budget contained in a technical report with an effective date of February 15, 2012, as amended and restated April 18, 2012, entitled “Amended and Restated Technical Report on the Railroad Project Elko County, Nevada USA” authored by E.L. Hunsaker III (“the Hunsaker Report”). Since the date of the Hunsaker Report, Gold Standard has completed a total of 7 drill holes on the Railroad Project for a total of 14,353.5 feet as discussed below. No additional work has been completed although many activities are in progress. David R. Shaddrick, the author of this report, has reviewed the work on the ground and in Gold Standard Ventures’ Elko office/logging facility. He has also reviewed the data, conclusions and recommendations of the Hunsaker Report and is satisfied that the information in the report is still current and it is, therefore, extensively quoted in this report. The following is quoted from the Hunsaker Report:

“Railroad is a prospective gold target located in the Carlin Trend. The Project straddles the Piñon Range 29 miles west of Elko Nevada and covers 16,081 acres (25.1 sq. miles). It is comprised of 640 unpatented lode mining claims and 25 patented lode mining claims that are 100% controlled by Gold Standard Ventures Corp. Also, included in the project is majority interest in private surface and mineral property, held via various lease contracts. 15,686.6 net mineral acres are 100% controlled as of January 1, 2012, when the total acreage (16,081 acres) covered by the project area is adjusted for the minority interest. The Company is pursuing the minority interest.

“The Project is located in Elko County in sections 8, 10, 15, 16, 17, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, & 35 T31N/R53E; sections 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17, & 18 T30N/R53E; section 36 T31N/R52E; and section 12 T30N/R52E

“The Railroad Project is in a region of the northern Great Basin characterized by a poorly understood structural and stratigraphic setting. The Paleozoic units exposed in the Piñon Range were deposited in a shallow carbonate platform margin area. The Lower Ordovician to Middle Devonian age dolomite and quartzite indicate a recurring sequence of carbonate shelf/reef build up followed by uplift and erosion.

“Sedimentary rocks of the Piñon Range are folded into a north-trending anticline which is cut by north-, northwest-, and northeast-trending high-angle normal and reverse faults. A large, Tertiary age (36.3 to 37.8 ma), multi-phase intrusive complex underlies the Railroad District and outcrops as the Bullion Stock, west of the Piñon anticline. It is quartz monzonite with a later stage rhyolitic core. Numerous dikes are found adjacent and peripheral to the Bullion Stock.

“The northern portion of the Project is primarily covered with Mississippian Webb and equivalent rocks. Generally the units strike northwesterly and dip north. The units are comprised of calcareous and siliceous sequences. The Webb was historically considered the primary host. However, when drilling was completed into the underlying Devonian Devils Gate Formation a broad zone of silicification and gold was found. Continued mapping and drilling in the Piñon’s [sic] suggests that the Mississippian units occur as allocthonous and autochthonous units.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	1	Reno, Nevada, USA

“Three prominent fault directions have been mapped. The north trending Railroad-Emigrant Fault zone separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwesterly-trending north dipping faults offset this north-south fabric and lesser east-west trending faults have smaller offsets. Drilling suggests that low-angle faults, with normal and/or reverse movement, have juxtaposed Devonian age carbonates and Mississippian rocks.

“The Railroad Mining District was active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s. Modern exploration began in the late 1960’s. Since that time fifteen companies have preceded GSV with district-wide exploration; completing surface mapping and sampling, with 382 drill holes, 3508 rock samples, and 6260 soil samples.

“Railroad is being explored primarily for sediment-hosted Carlin/Rain-type gold deposits. Major district scale faults, Mississippian Webb/Devonian Devils Gate Formation contact, and extensive breccia bodies hosting mineralization are the key features associated with this deposit type.

“Seven areas of mineralization have been outlined. Although Gold Standard Ventures Corp. has drilled in several of these areas and historic work has been done in others, sampling of sufficient density and veracity to determine the distribution of gold has not been done and no mineral resource or reserve has been defined on the Project.

In 2010 and 2011 they completed 49,615.5 feet of drilling. The program is in-progress and data utilized for this report were complete as of January 1, 2012.

“Gold mineralization in the North Bullion Target Zone is up to 730 feet thick; RR 11-03 returned:

➢	730 feet/575-1305 feet @ 0.019 opt gold including
➢	265 feet/935-1200 feet @ 0.034 opt gold (which included)
➢	95 feet/1010-1105 feet @ 0.059 opt gold”

The drilling has continued since January 1, 2012 and 7 holes totaling 14,353.5 feet have been completed with significant gold intercepts in several of them. The best intercept returned from this work is 140’ at 0.274 opt in hole RR 12-01. This hole also contained the most widespread mineralization with eight zones of significant mineralization the largest of which includes the intercepts detailed in the table below and totals 537’@0.099 opt.

This work clearly confirms the presence of a significant mineral system as well as the identification of a new mineralized zone in the North Bullion Target.

David R. Shaddrick has reviewed the drill sites in the field and the core in the lab. Original analysis certificates from ALS Minerals have been reviewed and six check samples were taken and sent to ALS Minerals for analysis using the same analysis techniques as the original work. The check sample intervals were selected by David R. Shaddrick and represent a ¼ split of core that was cut and bagged under his direct supervision. The results are presented in the table below.

All six samples check well within the range of acceptable natural and analytical variability indicating that the procedures used by the Company and ALS Minerals are proper and appropriately applied. Combined with the review of Company and ALS Minerals procedures, these checks support the conclusion that the drilling results are accurate within the limits of natural and analytical variability and are not in any way misleading.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	2	Reno, Nevada, USA

Significant Drill Intercepts
Hole_Id	From_m	To_m	From_ft	To_ft	Length_ft	Au (opt)
RR11-16	169.2	225.6	555	740	185	0.124
	318.5	330.7	1045	1085	40	0.022
	402.3	437.4	1320	1435	115	0.012
RR11-17	253.4	256.0	831.5	840	8.5	0.071
	506.0	512.1	1660	1680	20	0.038
	524.3	538.0	1720	1765	45	0.018
RR11-18	301.8	309.4	990	1015	25	0.075
	326.1	403.9	1070	1325	255	0.048
RR12-01	237.4	401.1	779	1316	537	0.099
incl	278.9	321.6	915	1055	140	0.274
RR12-2	256.0	271.0	840	889	49	0.034
	326.7	342.1	1072	1122.5	50.5	0.028
	356.9	385.9	1171	1266	95	0.029
RR 12-03	No significant intercepts
RRN 12-01	No significant intercepts

Recheck Sample Results
Hole No.	Interval (feet)	Original (Au PPM)	Check (Au PPM)
RR 11-16	575-580	6.16	3.37
	620-625.848		0.508
RR 11-18	1190-1195	3.91	3.88
	1205-1210	3.01	3.13
RR 12-01	960-964	7.30	6.91
	1157.5-1159.5	6.20	7.60

The Hunsaker Report continues:

“Gold intervals have been intersected in other drill holes and outlined by soil and rock geochemistry indicating that the gold occurs at the contact between the Mississippian Webb and Devonian Devils Gate Formations or along low-angle faults juxtaposing the Mississippian age rocks and/or the Devonian Devils Gate. Significant gold zones have at least one or more of the following:

• Breccia (collapse or tectonic style)	• Sulfides (typically sooty textured)
• Jasperoid	• Barite
• Silicification	• Dolomitization

“In the Central Bullion Area replacement ores in the historic mining are found as vertical “chimneys of ore” [sic] at the intersections of narrow veins. Copper-bearing, skarn ores were comprised of pyrite, chalcopyrite, bornite, chalcocite, galena, sphalerite, and tetrahedrite. These mineralized zones are primarily found in the Devonian Devils Gate and Nevada Formations.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	3	Reno, Nevada, USA

“Historical work completed by previous lessors documents an extensive gold-bearing area and associated drilling resulted in several historical estimates for the POD zone in the Bullion Fault Target Area of over 100,000 ounces of gold (1.4 million tons @ 0.080 opt gold - 1985; 1.2 million tons @ 0.090 opt gold - 1985 1.0 million tons @ 0.089 opt gold - 1999).

“These historical estimates have not had sufficient work completed by the Author or any Qualified Person to allow for their classification as current mineral resources or mineral reserves. GSV is not treating these historical estimates as current mineral resources or reserves and the historical estimates should not be relied upon.

“Since 2009 Gold Standard Ventures Corp. has completed project wide geophysics and soil geochemistry as well as initiating a comprehensive geological mapping program. Gold Standard Ventures collected 1,203 soil samples in 2010, 230 soil samples in 2011, and 285 rocks in 2011. GSV completed a geophysical evaluation of the Railroad Project in 2009, 2010, and 2011. The total gravity data are comprised of 2,892 data points.”

The current work (seven drill holes) has confirmed the occurrence of important mineralization over significant intervals and represents the identification of a new mineralized zone on the North Bullion Target. Much work remains to bring the project to the point of developing resources but it is now clear that the targeting concepts detailed in Hunsaker (2012) are valid and should be pursued further. Continued drilling on the North Bullion Target is clearly warranted. Additionally, continued work the other targets identified on the Railroad Project is also clearly warranted.

The identification of a new mineralized zone on the Bullion Target is considered a major accomplishment that justifies a new plan and budget to include additional drilling, geological mapping and geophysical surveys. Recommendations for detailed drilling on the North Bullion Target as well as ongoing activities on the other identified target areas, are detailed in the following table.

Phase One Exploration Plan and Budget
Target Area	Activity	Units	Cost/Unit	Quantity	Cost
North Bullion	Drilling	Feet	$ 200	20,000	$ 4,000,000
Railroad Fault	Drilling	Feet	$ 180	12,000	$ 2,160,000
Central Bullion/South Bullion	Drilling	Feet	$ 180	15,000	$ 2,700,000
North Ridge	Drilling	Feet	$ 70	5,000	$ 350,000
LT	Drilling	Feet	$ 180	8,000	$ 1,440,000
Lee Canyon	Drilling	Feet	$ 180	10,000	$ 1,800,000
Project Wide Activities
CSAMT					$ 100,000
Magnetics					$ 50,000
Geological Mapping					$ 120,000
Permitting/Bonding					$ 300,000
				Subtotal	$ 13,020,000
Contingency (15%)					$ 1,953,000
			GRAND TOTAL		$ 14,973,000

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	4	Reno, Nevada, USA

Phase two decision points can be defined as either the identification of another significant mineralized zone requiring more detailed drilling or sufficient drill intercepts in the North Bullion mineralized zone to allow for the calculation of resources and the commencement of definition drilling. If warranted, a phase two program would entail extensive offset drilling to define resources as well as ongoing exploration of multiple targets over the very large land package. The details of a phase two program and budget are contingent on the results of the phase one program but can be expected to require a budget of approximately $20 million.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	5	Reno, Nevada, USA

2.0 INTRODUCTION

2.1 GENERAL

Gold Standard Ventures Corp. (“Gold Standard” or the “Company” or “GSV”) controls a large land holding totaling 15,636 acres or 24.4 sq. miles in Elko County, Nevada referred to as the Railroad Project (the “project” or “Railroad”). The Project is being explored by an ongoing, aggressive program that includes geologic mapping, sampling, land negotiations and drilling as recommended in a technical report dated effective February 15, 2012, as amended and restated April 18, 2012, entitled “Amended and Restated Technical Report on the Railroad Project Elko County, Nevada USA” (the “Hunsaker Report” or “Hunsaker (2012”)). Since the date of the Hunsaker Report, Gold Standard has completed 7 drill holes on the Railroad Project as discussed in the appropriate sections below. No other work has been completed although many activities are in progress. David R. Shaddrick has reviewed the work on the ground and in Gold Standard Ventures’ Elko office and is satisfied that the information in the Hunsaker Report is still current and it is, therefore, extensively quoted in this report.

2.2 TERMS OF REFERENCE

The terms of reference for this assignment are:

•	Review the Hunsaker Report and sufficient supporting data to be assured that the information in the report is still current
•	Visit the field locations of the recent drilling
•	Review core, logs and assay sheets and other data pertaining to the recent drilling
•	Prepare a technical report conforming to the standards of NI 43-101

2.3 UNITS OF MEASURE

Units of measurement follow the precedent of the Hunsaker Report and are quoted in the English system. Assay and analytical results for precious metals are quoted in parts per million (“ppm”), parts per billion (“ppb”), or ounces (troy) per short ton (“opt”). Where ppm or grams per metric tonne have been converted to opt and conversion factor of 0.02916 has been used. All currency descriptions in this report are in US dollars.

2.4 SOURCES OF INFORMATION

David R. Shaddrick visited the Railroad Project on May 17 and 18, 2012. The visit included both field and office review. He was accompanied by Company geologists who provided data and unpublished reports on the project. The primary source of information other than that pertaining to the recent drilling is the Hunsaker Report and all citations of published and unpublished information are listed under References (Section 19.0).

3.0 RELIANCE ON OTHER EXPERTS

David R. Shaddrick is responsible for the content of this report. He has, with appropriate due diligence, used and expanded on the work and conclusions of the Hunsaker report. He is familiar with Ernest L. Hunsaker III and all of the other experts referred to in his report. He is familiar with the qualifications of all of them and is satisfied that their work has been properly done. Mr. Shaddrick also has extensive experience with the project area as well as the geology and ore deposits of the region. He is comfortable that the data, interpretations, conclusions and recommendations of the Hunsaker Report remain current, are accurate within the limits of geological science and are not misleading. The following quote details the contributions of other experts to the Hunsaker Report and by reference, to this report:

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	6	Reno, Nevada, USA

“Geophysical surveys were completed under the supervision of James L. Wright (2009, 2010, and 2011) who is a recognized geophysical expert and is not a qualified person. The author relied on the expertise of Wright and utilized the report to help prepare the Exploration and Recommendations portions of this report.

“Detailed land compilation in 4.1 was provided by Greg Ekins, MS, RPL#32306, President GIS Land Services (“GISLS”) of Reno, Nevada, who is a Registered Professional Landman.  This work was performed under contract between GISLS and Gold Standard Ventures Corp.“

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 DESCRIPTION AND LOCATION

The land status of the project has changed only minimally since the date of the Hunsaker Report.

The Hunsaker Report states:

“The Railroad Project straddles the Piñon Range in the Railroad Mining District within the Carlin Trend, a northwest-southeast trending belt of gold mines and deposits in northern Nevada (Figure 1). The Project covers approximately 16,081 [sic] acres (25.1 sq. miles) consisting of 640 unpatented lode mining claims and 25 patented lode mining claims that are 100% controlled by GSV. Also, included in the project is majority interest in private surface and mineral property, held via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts (Figure 2 and [Appendix 1 of this report]).

“GSV controls sufficient ground and has sufficient permitting to access the project and continue the exploration program. As of the effective date no significant factors or risks were found which would limit their right or ability to perform work on the property.

“Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of $140 per claim to the Department of Interior-Bureau of Land Management (“BLM”) prior to the end of the business day on August 31 every year. A notice of intent to hold also must be filed with the Elko County Recorder on or before November 1 every year along with a filing fee of $14.00 per page of document recorded. The 2011 filing is complete. Patented claims, private surface, and private mineral are wholly owned and subject to lease agreement payments and property taxes (due annually) as determined by the County.

“The Project is located in Elko County in sections 8, 10, 15, 16, 17, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, & 35 T31N/R53E; sections 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17, & 18 T30N/R53E; section 36 T31N/R52E; and section 12 T30N/R52E (Figure 2).”

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	7	Reno, Nevada, USA

As of May 29, 2012, 15,636.4 net mineral acres are 100% controlled when the gross total acreage (16,027 acres) covered by the project area is adjusted for the minority interest. The Company is pursuing the minority interest.

580000
600000
4520000
Elko
Gold Quarry Mine
4500000
Rain Mine
Emigrant
Springs
Deposit
Railroad
Project
Area
4480000
Railroad
District
Carlin Trend
4460000
0
2.5
5
10
Miles

Figure 1: Project Location Map

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	8	Reno, Nevada, USA

Railroad Project Boundary
Unpatented Mining Claim
Surface and/or Minerals Leased
T31N R52E
T31N R53E
T30N R52E
T30N R53E
0
2,500
5,000
Feet
January 2012-Data from Gold Standard Ventures Corp

Figure 2: Property Map

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	9	Reno, Nevada, USA

4.2 ROYALTIES AND AGREEMENTS

The Company reports that there are no changes to the agreements or royalties pertaining to the Railroad Project although multiple negotiations are ongoing. The following is quoted directly from the Hunsaker Report:

“GSV holds its interest subject to production royalties, with various buy down provisions, of:

•	1% Net Smelter Returns to Aladdin Sweepstake Consolidated Mining Company on the portion of the Project acquired by statutory plan of arrangement
•	1% Net Smelter Return to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the Project acquired by statutory plan of arrangement
•	1½% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group (Figure 2)
•	5% Net Smelter Returns to the owners of the undivided private mineral interests

There is no current production.

4.3 ENVIRONMENTAL LIABILITIES AND PERMITS

The Company states that the POO discussed in the Hunsaker Report has not yet been approved and that no written comments have been received from the BLM. The application has, however, been published for public comment. Additionally, the process mandated by the State of Nevada to address areas of private land disturbance exceeding 5 acres is in progress but has not been completed. The following is quoted from the Hunsaker Report:

“Gold Standard Ventures Corp. is currently exploring on private land and less than five acres of public lands. Historic mining and processing disturbances throughout the project pre-date their involvement and no responsibility is attributable to them.

“Disturbance of less than five acres for minerals exploration on public lands requires a Notice Level form submitted to the BLM. The form details the disturbance and plans for the reclamation of the disturbance. Acknowledgement by the BLM of the Notice Level form and bonding of the estimated cost for reclamation is required prior to conducting any exploration disturbance. By Federal regulation acknowledgement is required within 15 days of receipt by the BLM.

“Disturbance of more than five acres for minerals exploration on public lands requires a Plan of Operations (“POO”) submitted to the BLM. The POO is a more detailed document than the Notice and requires more detailed descriptions of the disturbance and its impact on the exploration area thus more time is required to process a POO.

“Disturbance of less than five acres on private ground, including patented lode mining claims, does not require any action. If the cumulative disturbance exceeds five acres then reporting and bonding is required with the State of Nevada using a process similar to the BLM POO process. The completion of the State process is required at the end of the year in which the disturbance is completed.”

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	10	Reno, Nevada, USA

4.3.1 Notice Level

The following is quoted directly from the Hunsaker Report:

“The Company is currently operating BLM Notice NVN-88512 with a total planned disturbance of approximately 4.13 acres which was acknowledged by the BLM and has the appropriate financial bond in place.

“Additional exploration in outlying targets can also be addressed under separate Notice Level forms.”

4.3.2 Plan of Operations

The following is quoted directly from the Hunsaker Report:

“A Plan of Operations is required to carry out the disturbance needed for more than five acres of exploration disturbance on public lands. GSV retained JBR Environmental Consultants (“JBR”) of Elko, Nevada to prepare a POO. JBR, under the technical direction of the BLM Tuscarora Field Office, Elko, Nevada prepared an Environmental Assessment (“EA”, Railroad Exploration Project Gold Standard Ventures Corporation, Draft Environmental Assessment, File Number NVN-89543).

“The POO and associated EA encompass approximately 3,169 acres, including 2,620 acres of public lands administered by the BLM Tuscarora Field Office, and 549 acres of private land. The project area includes portions of Sections 28, 32, 33, and 34, T31N, R53E and portions of Sections 3 and 4, T30N, R53E, Mount Diablo Baseline and Meridian Elko County, Nevada (Figure 3.)

“All exploration activities necessary for the advancement of the project are covered under the POO. An internal scoping process was conducted in order to determine the scope of this EA. The scoping process began with an interdisciplinary team meeting held at the BLM office in Elko on April 4, 2011. At this meeting, the BLM staff defined issues and made an initial determination that this EA should include:

•	Data needs
•	Possible alternatives
•	Public outreach needs

“In April 2011, the Tuscarora Field Office started a subsequent internal scoping process which identified the following issues to be addressed in the EA:

•	Cultural resources
•	Migratory Birds
•	Non-Native Invasive and Noxious Species
•	Visual Resources
•	Livestock and Grazing
•	Sensitive Species
•	Wildlife.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	11	Reno, Nevada, USA

“These issues and other resources of concern are addressed within the Draft EA dated August 2011. Comments on the EA from the BLM are expected to be completed by February 2012. Gold Standard Ventures and JBR will then submit the Final EA addressing all issues.

POO Permit Area
Railroad Project Boundary
Surface and/or Minerals Leased
T31N/R52E
T31N/R53E
T30N/R52E
T30N/R53E
0
2,500
5,000
Feet
January 2012-Data from Gold Standard Ventures Corp

Fiture 3: Property Map with Plan of Operations Boundary

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	12	Reno, Nevada, USA

“Following the Final EA submission, the BLM will assure that the comments have been addressed and publish the document for a 30 day public comment period. Public comments (if any) are then addressed under a separate letter. Next, the BLM would then provide a FONSI (“Finding of No Significant Impact”) and Decision Record. Following the response to the public comments the BLM can take up to 30 days to provide the FONSI and Decision Record however, a more immediate response is typical.”

As of May 29, 2012, the POO has not been approved by the BLM and the Company continues to explore on private land and less than five acres of public lands pursuant to BLM Notice NVN-88512.

4.3.3 Private Land Disturbance

As of May 29, 2012, the process to obtain permits to disturb more than Five acres of private land is in progress but these permits have not yet been received from the State of Nevada.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-
STRUCTURE AND PHYSIOGRAPHY

The following Four subsections are quoted directly from the Hunsaker Report:

5.1 ACCESSIBILITY

“Topography ranges from gentle to steep on the Railroad Project with elevations of 6,100 feet on the east to slightly over 8,680 feet at Ravens Nest peak. Flat valley bottoms and broad rolling hill tops give way to the central portion of the Piñon Range which has steep to cliffy slopes rising to several prominent peaks (Ravens Nest, Bunker Hill, and Bald Mountain).

“Vegetation consists of various grasses and sagebrush, with juniper trees common on slopes underlain by limestone. Mountain mahogany is common in the higher elevations with aspen and cottonwood typically growing in drainage bottoms and adjacent to springs and moist areas.

“The Railroad Project can be reached by traveling 29 miles south from Elko, Nevada on Bullion Road (a graveled Elko County road) or by traveling 15 miles south from Carlin on Nevada State Highway 278 to Ferdelford Canyon and proceeding east approximately 15 miles on an all-weather, unmaintained dirt road to the Project.”

5.2 CLIMATE

“The Railroad Project is within the high desert region of Nevada. Temperature ranges from subzero during the late fall and winter to highs of near 100°F in July and August. Upper elevations are not subject to the extreme highs. Precipitation varies due to the changes in elevation; Elko County ranges up to 20 inches precipitation with annual temperatures averaging from 45 to 50°F. Snowfall varies from less than 2 feet in the lower elevations to more than 4 feet in the higher elevations.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	13	Reno, Nevada, USA

“The winter time snow coverage in the higher elevations can be considerable and may hinder the exploration-operating season. However, mining throughout the northeastern Nevada region typically runs 12 months per year.”

5.3 LOCAL RESOURCES AND INFRASTRUCTURE

“The northern Nevada region has a long history of mining activity. The majority of the jobs in Elko and the surrounding Counties are associated with the mining industry. Heavy equipment as well as professional, skilled, and experienced mining manpower is readily available in the local area.

“The nearest population center is Carlin (population approximately 2,800); which has extensive support and equipment availability. The largest town in the area is the city of Elko, 29 miles to the east of the project and 20 miles east of Carlin. Elko is a local mining center (population approximately 17,150) with full services including housing, food, hospital, government agency offices, schools, and numerous national and regional mining resources.

“Carlin and Elko are both located on U.S. Interstate Highway 80. Transcontinental railway lines parallel the Interstate and go through Carlin and Elko.

“Power and water are accessible within six miles of the Railroad Project.

“The current land and topographic setting is similar in extent to mines and exploration projects in the area which have sufficient space to encompass mining and processing facilities.”

5.4 PHYSIOGRAPHY

“The Railroad Project is located in the northeastern Nevada portion of the Great Basin physiographic province. The Great Basin is a closed drainage system with all streams and rivers flowing to interior “sinks” such as the Carson and Humboldt sinks. Northerly trending ranges and basins characterize the area. Stream drainages in the area drain to the Humboldt River.”

6.0 HISTORY

The history of the Railroad Project area has not changed since the date of the Hunsaker Report, therefore, Section 6.0 including figures (in sequence with this report) are quoted/taken directly from that report with minor formatting changes. The extensive tables that were included in the Hunsaker Report have been put into appendices at the end of this report to allow for easier reading.

“The Railroad Mining District was established in 1869. The district was also known as the Bullion or Empire City district (LaPointe, 1991). Initially ore was shipped to Chicago and San Francisco. In 1872 a smelter was completed at the nearby town of Bullion. Beginning in 1905 shipments from operating mines, old dumps, and slag were shipped to Salt Lake City (Ketner, 1963).

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	14	Reno, Nevada, USA

“U.S. Geological Survey data published by Ketner (1963) suggests that historic production records are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined and commodity produced were reported. They estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. Ketner (1963) reported 43,940 total tons of ore were mined with mineral production distributed as follows:

•	Gold - 6,918 ounces
•	Silver - 382,000 ounces
•	Copper - 2,850,000 pounds
•	Lead - 4,340,000 pounds
•	Zinc - 372,000 pounds

“The early production in the district focused on silver, lead, and copper from numerous underground mines on the northern flank of Bunker Hill (Figure 4 and Figure 6). Emmons (1910) reports that the mines were reopened in 1906 and at the time of his review the Standing Elk, Tripoli, Red Bird, Copper Belle, and Delmas mines were accessible. The most important mines exploited replacement and skarn-type deposits in marbleized and dolomitized rocks. There were also minor, undeveloped gold veins in intrusive rocks.

“Beginning in 1910 and until the mines quit producing in the 1960’s zinc became the prominent metal mined (LaPointe, 1991). In 1905 the Davis Tunnel was started from a location approximately 4,400 feet northeast and 1,000 feet below the 600 level of the Standing Elk mine. Many lessors worked at extending the tunnel which was being driven southwest to reach a zone beneath the Standing Elk. In 1959 the zone was reached but no ore was found. Numerous oxidized faults and oxidized zones of base-metal mineralization were crossed.

“Modern exploration began in 1967 when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining launching a 45 year period of surface sampling, geophysics, geological mapping, and surface drilling. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

“Since 1967 15 companies have explored in the GSV Railroad Project area:

•	Selco	•	Mirandor
•	El Paso/LLE	•	Kinross
•	Placer Amex	•	Manhattan Mining Company
•	AMAX	•	Corona/Pezgold
•	Homestake (LabradorEx)	•	Newmont
•	Nicor	•	Barrick
•	Westmont	•	Teck
•	Ramrod

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	15	Reno, Nevada, USA

“These companies completed 382 drill holes (Figure 4 and [Appendix II- this report]). Grade x thickness values for gold are shown on Figure 5 and Figure 6. The reported significant drill intercepts are shown on [Appendix III-this report] and with the surface projection of the intercepts shown on Figure 5 and Figure 6. These companies also collected 3,508 rock samples (Figure 7 and [Table1-this report]) and 6,260 soil samples (Figure 8 and [Table1-this report]).

COMPANY
Selco
El Paso/LLE
Placer Amex
AMAX
Homestake
Nicor
Westmont
Ramrod
Mirandor
Newmont
Kinross
Manhattan Mining Company
Gold Standard Ventures
Target Areas
Railroad Project Boundary
Detail Maps
RRN12-01
North Ridge Target
North Bullion Target
Railroad Fault Target
North Bullion and Railroad Zones
South Bullion Target
Central Bullion
Lee Canyon Target
Central Bullion Zone
0
2,500
5,000
Feet
LT Target

Figure 4: Railroad Project Drill Hole Locations (Modified from Hunsaker (2012))

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	16	Reno, Nevada, USA

“The copper and molybdenum bearing nature of the multiphase intrusives was documented starting in the late 1960’s. Sampling and the understanding of skarn related gold in Nevada led to further exploration and better intercepts in drilling in the historic skarn/replacement portion of the Project. During the course of these work programs the ongoing exploration advanced the understanding of the geologic controls on the Project leading finally to the sediment-hosted gold exploration programs.”

Legend
Grade-Thickness (ft x oz-Au)
> 10
5.1-10.0
1.1-5.0
0.5-1.0
<0.5 or nil
Drill Trace GSV
PlanT_Pre-GSV_Trace
Historic Intercept projected to Surface
584000
585000
North Bullion Target
Railroad Fault Target
RR11-09
RR11-07
RR11-08
RR11-01
RR10-16
RR11-05
RR10-08
RR11-03
RR11-12
RR11-15
RR11-04
RR11-16
RR12-18
RR11-14
RR10-11
RR11-10
RR10-06
RR11-17
RR11-02
RR10-05
RR10-09
RR10-15
RR10-04
RR10-03
RR11-13
RR11-06
RR11-11
RR10-12
RR10-02
RR10-13
RR10-10
RR10-01
RR10-07
28
27
33
34
Springs
Prospects
Prospect
Red Bird Mine
0 250 500 1,000 1,500
Feet
Bullion-Railroad Fault Zones Map
Central Bullion Zone Map
January 2012 - Data From Gold Standard Ventures

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	17	Reno, Nevada, USA

Table 1: Historic Geochemical Surveys by Company
Company	Elements - Rocks	Elements - Soils
AMAX	Au, Ba, Bi, Cu, Pb, Ag, Zn, Sb, As, Hg	Au, Ag, Pb, Zn, Cu, Sb, As, Ba
Homestake (1)	Au, As, Hg	Au, As, Sb, Hg
Westmont	Au, Ag, As, Sb, Bi, Cu, Pb, Hg, Zn	Au, As, Ag, Hg, K, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Tl, Zn, Sr, Te, Tl, Sc, U, V, Q, Ga, Ge, La
Ramrod
Mirandor	Au, Ag, As, Sb, Hg, Na, W, Ba	Au, Ag, As, Al, Ba, Hg, Sb, Tl
Kinross	Au, Ag, As, Sb, Ba, Be, Bi, B, Cd, Ca, Cr, Co, Cu, Ga, Ge, Fe, La, Pb, Mg, Mn, Hg, Mo, Ni, P, K, Sc, Se, Na, Sr, S, Te, Tl, Ti, W, V, Zn	Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Lu, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Te, Ti, U, W, V, Zn, Ga, Ge, La, Tl
Corona		Au, Ag, As, Sb, Hg
Newmont	Au, As, Sb, Hg
Teck	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn
Barrick	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn
(1) Includes LabradorEx (Labradex)

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	18	Reno, Nevada, USA

580000
585000
COMPANY
Gold Standard Ventures
Newmont
Kinross
Mirandor
Barrick
Teck
Westmont
Homestake (LabradorEx)
AMAX
Railroad Project Boundary
0
2,500
5,000
Feet
January 2012-Data from Gold Standard Ventures Corp.

Figure 7: All Rock Geochemical Sample Locations by Company

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	19	Reno, Nevada, USA

580000
585000
4485000
Soils by Company
Gold Standard Ventures
Kinross
Mirandor
Corona
Westmont
LabradorEx
Amax
Railroad Project Boundary
0
2,500
5,000
Feet
January 2012-Data from Gold Standard Ventures Corp

Figure 8: All Soil Geochemical Sample Locations by Company

 6.1 EXPLORATION COMPANIES

“American Selco, Placer Amex, and El Paso Natural Gas Company with Louisiana Land and Exploration Company explored the project for porphyry copper and molybdenum in the Bullion Stock and Grey Eagle intrusive rocks. They also looked for additional replacement sulfide “lenses” in the limestone and “unknown replacement or disseminated” mineralization west of the Bullion Stock (American Selco, 1970). American Selco completed an IP and magnetic geophysical survey which identified anomalies that were tested with 13 rotary and core holes [Appendix II-this report]. Subsequent core holes (and several of the rotary holes completed to the desired depths) intersected up to 50% sulfides as well as molybdenum, copper, silver, and gold.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	20	Reno, Nevada, USA

580000
585000
Rock Geochem Gold (ppb)
< Detection
0.1-34
34.1-171
171.1-342
342.1-684
>684 ppb
Railroad Project Boundary
0
2,500
5,000
Feet
January 2012-Data from Gold Standard Ventures Corp.

Figure 9: Gold in All Rocks

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	21	Reno, Nevada, USA

“Placer Amex drilled 1,200 feet in one hole in 1972 [Appendix II-this report]. 2,203 feet was drilled in four core holes during 1973-1974 by El Paso Natural Gas Company with Louisiana Land and Exploration Company [Appendix II-this report].

“In 1975 AMAX optioned the project from Aladdin/American Selco and explored for tungsten, molybdenum, and base metals until 1980. Detailed mapping was completed in, sections 27, 28, 29, 32, 33 34 T31N/R53E and sections 3, 4, 5, 6, 8, and 9 T30N/R53E. AMAX also completed surface dump and rock chip sampling, soil sampling, a vegetation geochemical survey, a ground magnetometer survey and 6,212 feet of drilling in five core holes and ten rotary holes (Table 2). The surface rock and soils were assayed for a variety of elements with no consistent analytical suite or assay procedure [Table 1-this report].

“AMAX decided that their work did not identify mineralization significant enough to proceed with advanced exploration or mining. However, they did get results from their surface sampling and drilling encouraging enough to retain an ownership interest in the project (Galey, 1983).

AR_7 returned:

➢	98 feet/37-135 feet @ 0.11 opt gold

in the vicinity of the historic replacement/skarn mines.

“In 1980 Homestake entered into a joint venture arrangement with AMAX. Exploration from this point forward was focused on gold on the Railroad Project. At this time gold discoveries at Rain highlighted the geologic similarities between the Rain mine area and the Railroad District. Homestake drilled 5,788 feet in 22 holes (Galey, 1983) and took rock and soil samples [Appendix II and Table 1-this report].

“The results of the Homestake work initially identified what later was named the POD deposit (Figure 5 and Figure 10). The BDH drill series produced the first significant results [Appendix III-this report].

BDH05 returned:

➢	43 feet/7-50 feet @ 0.046 opt gold

“Homestake appears to have recognized the significant northwest trend to the mineralization, based on their drill patterns.

“In 1983 NICOR Mineral Ventures, Inc. became the joint venture partner to AMAX. As operator NICOR continued the detailed mapping, soil geochemistry, and drilling initiated by Homestake. Eventually the NICOR position was taken over by Westmont Mining Inc. Although the drilling is divided between NICOR and Westmont the rock and soil sampling is recorded as Westmont data.

“A total of 44,582 feet in 110 holes was completed during NICOR’s tenure [Appendix II-this report]. This drilling expanded the drill coverage at POD. Kuhl (1985) produced the first historical estimate of the gold for POD (Figure 10).

“In 1986 Westmont took over the NICOR position and operated the project until 1992. During this period an additional 32,263 feet was completed in 83 holes (Table 2). Westmont also collected rock and soil samples (Figure 7 and Figure 8).

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	22	Reno, Nevada, USA

“Westmont retained operatorship of the project until 1993. They developed a detailed stratigraphy for the late Paleozoic sedimentary units and also began to recognize low-angle reverse and low-angle normal faulting, as well as identifying prominent north-south and northwest trending high-angle normal and reverse faults. The interplay of the Webb/Devils Gate contact and complex faulting as controls to the mineralization, were also identified late in the Westmont tenure.

“Ramrod Gold became operator in 1993, completing 9,290 feet in 13 holes followed by Mirandor Exploration (U.S.A.) Inc. (“Mirandor”) from 1996-1997 who drilled 18,575 feet in 44 holes. The technical program for Ramrod and Mirandor was carried out by explorationists who were previously employed by Westmont thus continuing the district-wide geochemistry, mapping, and target delineation work begun in 1986 [Table 1-this report].

“The Ramrod/Mirandor drilling programs tested deeper than its predecessors. [Appendix III-this report] and Figure 5 show the encouraging drill results along the previously identified northwest trending POD zone.

“The EMRR series of holes returned favorable results; adjacent to the historic Sylvania Mine which had historic production from replacement/skarn mineralization (Figure 4 and Figure 6).

“EMRR_9722 gave:

➢	70 feet/15-85 feet @ 0.111 opt gold
➢	Including 45 feet/30-75 feet @ 0.164 opt gold

       And 20 feet/55-75 feet @ 0.236 opt gold

“This hole was drilled near AMAX hole AR_7.

“Ramrod/Mirandor’s deeper drilling and drill hole placement returned higher gold values, as demonstrated by the grade x thickness values >10 on Figure 5 and Figure 6 for the post-1992 Westmont and Ramrod/Mirandor holes.

“Kinross Gold U.S.A, Inc. took over the project during 1998 and 1999 under the terms of an earn-in agreement with Mirandor. They drilled 43,690 feet in 66 holes (Table 2), and collected 871 rocks and 2,531 soils [Table 1-this report]. Soils were collected using a uniform collection process and the analysis of both soils and rocks was consistent in analytical lab and procedure. The Kinross surface sample data gives a uniform dataset across most of the project area, which made them useful to Gold Standard Ventures Corp. exploration program (Figure 8).

“Gold in soil anomalies from the Kinross samples generally coincide with the known drilling. Ag, As, Sb, and Hg also give a similar pattern and highlight the known areas. Cu, Pb, Zn, and Mo highlight the historic skarn/replacement area.

“Kinross drilling tested within the areas of historical estimates, on the extensions of those zones, as well as newer target areas. The results in the areas of known gold returned similar results (Bartels, 1999). Step-out drilling appeared to be encouraging. Kinross drilled deeper holes and in many cases tested more of the stratigraphy than had been tested by previous operators.

“K98_49 returned (Figure 4 and Table 3):

➢	70 feet/855-925 feet @ 0.108 opt gold
➢	Including 5 feet/880-885 feet @ 0 .387 opt gold

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	23	Reno, Nevada, USA

“Although the grades were not spectacular drill hole K99_19 drilled a significant interval that is well away from any previously targeted areas (Figure 5 and [Appendix III-this report]).

“K99_19 returned:

➢	10 feet/610-620 feet @ 0.026 opt gold and
➢	10 feet/1205-1215 @ 0.018 opt gold

“Additionally in the southern part of the Project (section 14) they intersected thick intervals of favorable jasperoid and brecciation in holes K98_8, and _9 and K99c_1 (Figure 4).

“Royal Standard Minerals operating as Manhattan Mining Co. in Nevada acquired the project in 2001. Four drill hole locations are approximately known (Figure 4). No other data is available.

“On the northern portion of the project area Corona reported on ground which was held jointly with Pezgold Resource Corporation in sections 16 and 20 T31N/R53E. Available data indicates that geologic mapping, soil and rock sampling, geophysics, and six drill holes were completed from 1987-1990 (Figure 8). Specific drill locations are unknown and drill data indicates all the holes remained in the Mississippian Webb formation above the target horizons. A northeast trending corridor of subtle Carlin/Rain-type alteration and weak geochemistry was noted.

“The Corona project was acquired by Newmont in 1993 and additional geophysics and two more drill holes were completed reaching as deep as 1,395 feet; however this was not deep enough to reach the target horizon in those locations (Figure 4 and [Appendix II-this report]). Gravity data outlined the northeast trending zone and indicated a significant fault in the northeast corridor.”

6.2 HISTORICAL ESTIMATES

“The drilling at Railroad by NICOR/Westmont and by Kinross led to historical estimates of gold for the POD area (Figure 10 and [Table 2-this report]). No gold has been produced from these historical estimates.

“These historical estimates have not had sufficient work completed by the Author or any Qualified Person to allow for their classification as current mineral resources or mineral reserves. GSV is not treating these historical estimates as current mineral resources or reserves and the historical estimates should not be relied upon.

“The following historical estimates are presented as a guide to exploration and as partial summaries of historical data. …. The drill data used by Westmont and Kinross appears to have been collected and assayed with standards that were sufficient during the time period and review of the available reports do not provide any reason to doubt the results. However, the data utilized are limited in their reliability due to the lack of pulps, rejects, cuttings or core which can be sampled and verified.

“The historical estimates presented below are described as “drill indicated reserves” (Kuhl, 1985) or “geologic resource calculation” (Bartels, 1999). These descriptions are similar to that defined as ‘Inferred Mineral Resource’ (CIM, 2010)

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	24	Reno, Nevada, USA

“Kuhl (1985) presented the first calculations for the gold contained within the POD deposit (Table 5). He used a polygonal process with rectangular blocks under the following parameters (Figure 10):

•	Data projected half way to the adjoining drill hole or 100 feet
•	Inclusion of intercepts less than 0.03 opt gold if the outlying intervals brought the overall average to equal 0.03 opt gold
•	Minimum 10 foot intercept in the drill hole
•	All calculations made using fire assay intervals
•	No stripping ratio calculated
•	No metallurgical recovery information utilized

“Bartels (1999) recalculated the gold contained within the POD deposit [Table 2-this report]. Bartels utilized a cross-sectional method with 58 holes on 27 cross sections spaced 100 feet apart through the POD area (Figure 10) using the following assumptions:

•	Tonnages were calculated using a 13.5 cubic feet per ton density factor
•	Assay values include silver credits, at a 60:1 ratio
•	Compositing of assay values was done according to the following conventions:
•	Intervals of low grade (<0.030 opt Au) up to 15 feet thick, bound on both sides by >0.030 opt Au values were included within the ore envelope only if the average of the low grade and the upper and lower bounding values was greater than or equal to 0.030 opt Au.
•	No cropping of high assay values was done, all assays taken at face value.
•	Volumes were determined by projecting the contoured ore areas 50 feet either side of the section plane.
•	An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the ore envelope.
•	Average grade was assigned to the respective volume and contained ounces were calculated.

Table 2: Historic Gold Estimates

Resource Area	Tons	Average Grade opt Gold	Contained Ounces Gold	Cutoff Grade opt gold	Reference
POD	1,197,400	0.090	107,766	0.030	Kuhl, 1985
POD	1,400,000	0.080	112,000	0.020	Kuhl, 1985
POD	1,006,665	0.089	89,731	0.030	Bartels, 1999

“There are no more recent estimates.

“To utilize these results a sufficient number of drill holes would need to be drilled to verify the location, width, grade, and determine the metallurgy of the zone intersected. Proceeding with the additional drilling will depend on:

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	25	Reno, Nevada, USA

•	Extending the surrounding gold mineralization
•	Discovering adjacent, new mineralized zones large enough to suggest economic viability”

Legend
Grade-Thickness (ft x oz-Au)
> 10
5.1-10.0
1.1-5.0
0.5-1.0
<0.5 or nil
Drill Trace GSV
PlanT_Pre-GSV_Trace
Kuhl-1985 Polygons
584000
585000
RR11-09
RR11-07
RR11-08
RR11-01
RR10-16
RR11-05
RR10-08
RR11-03
RR11-12
RR11-15
RR11-04
RR11-16
RR12-18
RR11-14
RR10-11
RR11-10
RR11-17
RR10-06
RR11-02
RR10-05
RR10-09
RR10-15
RR10-03
RR10-04
RR11-13
RR11-06
RR11-11
RR10-12
RR10-02
RR10-13
RR10-10
POD Zone
RR10-01
RR10-07
Cherry Springs
Springs
Prospects
Prospect
Red Bird Mine
Tailings
28
27
33
34
0 250 500 1,000 1,500
Feet
Bullion-Railroad Fault Zones Map
Central Bullion Zone Map
January 2012 - Data From Gold Standard Ventures

Figure 10: Area of Historic Gold Estimates

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	26	Reno, Nevada, USA

7.0 GEOLOGICAL SETTING AND MINERALIZATION

The Company’s exploration program is in progress. Ideas and concepts are evolving but no conclusions have yet been made. Review indicates that the current understanding of the regional and project level geologic setting has not materially changed and exploration continues to utilize the models and methods discussed in Hunsaker (2012). Section 7.0 is, therefore, quoted directly from the Hunsaker Report, including figures and tables (with minor formatting and sequence changes) as follows:

7.1 REGIONAL GEOLOGY

“The Railroad Project is in a region of the northern Great Basin characterized by a poorly understood structural and stratigraphic setting (Figure 11). The Paleozoic units (Figure 13) exposed in the Piñon Range were deposited in a shallow carbonate platform margin area. The Lower Ordovician to Middle Devonian age dolomite and quartzite indicate a recurring sequence of carbonate shelf/reef build up followed by uplift and erosion.

“The increasing variation in the dolomite and quartzite content of the Nevada Formation [Table 3-this report] indicates the end of Paleozoic deposition of dolomites. Subsequent limestone and clastic rock sequences demonstrate a steepening of the shelf slope (Cook, 2004) and development of a basin (or series of basins) into which sediments were shed from a rising source to the west (Smith, 1975). This highland was forming with the onset of the Antler Orogeny.

“Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo, 2002; Mathewson, 2001, Rayias, 1999, and Smith 1975). Stratigraphic identification is complicated by epigenetic dolomite alteration typically associated with sediment-hosted/Rain-type gold deposits overprinting the carbonate rocks.

“The lithologic units are offset by north-trending faults. Generally, these reflect the onset of extensional tectonics in the Great Basin with movement recurring into the Quaternary. The extensional related faults often show recurrent movement on faults that had first movements and offset during the Paleozoic

“In the late Cretaceous regional basins developed and became the locus for deposition of conglomerate, claystone, siltstone, shale, and limestone. These basins subsequently were inundated by volcanic tuffs, flows, and volcaniclastics beginning around 38 Ma (Smith, 1976). Regionally, intrusive activity may have started as early as during the Jurassic. In the Piñon Range, Tertiary age granodiorite to rhyolite intrudes the Railroad District”.

7.2 LOCAL GEOLOGY

“The sedimentary sequence of the Piñon Range is comprised of a series of allocthonous and autochthonous, Paleozoic lithologies (Figure 12). The mapping was most recently described by Smith and Ketner (1978). Units range from Lower Ordovician to Tertiary age (Figure 13).

“Sedimentary rocks of the Piñon Range are folded into a north-trending anticline which is cut by northwest and northeast trending high-angle normal and reverse faults. Mapping outlines the district-wide intrusive and sedimentary relationships as well as showing the overturned limbs of the anticline (Figure 12).

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	27	Reno, Nevada, USA

560000
580000
600000
4500000
4480000
4460000
Rain Mine
Emigrant
Springs
Deposit
Railroad
Project
Area
Quaternary
Qal - Alluvium, undifferentiated
Qya - Younger alluvium
QToa - Older alluvium (Pleistocene and Pliocene)
QTht - Hot spring travertine, sinter, and tufa (Holocene to Pliocene)
QTls - Landslide deposits, colluvium, and talus (Holocene to Pliocene)
QTs - Tuffaceous limestone, siltstone, sandstone, and conglomerate (Holocene to Pliocene)
Tertiary
Ts3 - Younger tuffaceous sedimentary rocks (Pliocene and Miocene)
Tt1 - Older silicic ash flow tuffs (lower Oligocene to middle Eocene)
Tt2 - Intermediate silicic ash flow tuff (lower Miocene and Oligocene)
Tfi - Felsic phaneritic intrusive rocks (Miocene to Eocene)
Tr1 - Older rhyolitic flows and shallow intrusive rocks (lower Oligocene to middle Eocene)
Ta1 - Older andesite and intermediate flows and breccias (lower Oligocene to middle Eocene)
Ts2 - Older tuffaceous sedimentary rocks (lower Miocene and Oligocene)
Tb3 - Basalt (Miocene)
Tr3 - Younger rhyolitic flows and shallow intrusive rocks (Miocene)
Tri - Rhyolite intrusive rocks with aphanitic groundmass (Miocene to middle Eocene)
TJmi - Mafic phaneritic intrusive rocks (Miocene(?) to Jurassic(?))
TJfi - Felsic phaneritic intrusive rocks (Miocene(?) to Jurassic (?))
TKs1 - Conglomerate and lacustrine and tuffaceous sedimentary rocks (lower Oligocene to Upper Cretaceous(?))
Mesozoic
Kcg - Siltstone, shale, conglomerate, and limestone (Cretaceous)
Jfi - Felsic phaneritic intrusive rocks (Jurassic)
Jvr - Rhyolite flows, tuffs, and volcaniclastic rocks (Upper Jurassic)
IPMcl - Shale, siltstone, sandstone, and conglomerate (Middle Pennsylvanian to Lower Mississippian)
Pacl - Sandstone, conglomerate, siltstone, limestone, and carbonaceous limestone (Permian)
MDst - Shale, graywacke, siltstone, chert, conglomerate, and limestone (Lower Mississippian and Devonian)
PIPacl - Conglomerate, sandstone, and limestone (Permian to Middle Pennsylvanian)
MDcl - Siltstone, limestone, shale, and sandstone (Lower Mississippian and Upper Devonian)
Paleozoic
DSc - Dolomite (Lower Devonian and Silurian)
DSt - Platey limestone, dolomite, and chert (Lower Devonian to Silurian)
Dc - Limestone and minor dolomite (Upper and Middle Devonian)
DOts - Calcareous shale, siltstone, chert, quartzite, and greenstone (Devonian to Ordovician)
OCc - Limestone, dolomite, and quartzite (Middle Ordovician to Upper Cambrian)
Ocq - Quartzite (Middle Ordovician)
Dcd - Dolomite, sandstone, and limestone (Middle and Lower Devonian)
SOc - Dolomite, limestone, and shale (Lower Silurian to Middle Ordovician)
0
2.5
5
10
Miles
From Hunsaker (2012)

Figure 11: Regional Geology Map

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	28	Reno, Nevada, USA

Interpreted Faults
Glide, Concealed
Glide, Located
High Angle,
High Angle, Approximately Located
High Angle, Concealed
High Angle, Located
Thrust, Approximately Located
Thrust, Concealed
Thrust, Located
Railroad Project Boundary
Detail Maps
See Formation Correlation Table for Stratigraphy
North Bullion and Railroad Zones
Central Bullion Zone
0
2,500
5,000
Feet

Figure 12: Local Geology Map

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	29	Reno, Nevada, USA

SYSTEM SERIES
GROUP FORMATION MEMBER
MAXIMUM THICKNESS EXPOSED
LITHOLOGY
LITHOLOGIC DESCRIPTION
Quaternary
Few feet
Tertiary
Few hundred feet
Alluvium, sand and gravel, and colluvium on steep slopes. In the northern part of the outcrop area, landslide boulder deposits of Mississippian rock are included
UNCONFORMITY
Several thousand feet of section exposed in Piñon Range outside Railroad mining district
Tuff, lava flows, and sedimentary sand and conglomerate. Conglomerate distinguished from Paleozoic conglomerate by content of igneous clasts. Tuffs are mainly quartz latite. Flows are mainly rhyolite
UNCONFORMITY
Lower Mississippian
Argillite unit in Lee Canyon
About 1000 ft
Siliceous argillite and chert, thin bedded, black
THRUST FAULT
Argillite-quartzite unit in Lee Canyon
About 2000 ft
Siliceous argillite and quartzite, thick- to thin-bedded. Rocks are gray to black and weather brown. Groups of mudstone beds alternate with groups of quartzite beds. Altered near base to diopside-garnet-quartz skarn
DISCONFORMITY
Limestone and dolomite. Thick- to thin-bedded. Beds of dolomite alternate with beds of limestone. Limestone is bluegray to white. Dolomite is black to white. Lighter colored carbonate is coarse grained. Spaghetti-like (Amphipora) coral is common. Breaks down to loose crystal sand. Altered to marble in places. Altered to skarn, especially near intrusive. Joints not so closely spaced as in Nevada Formation
Upper Devonian
?
Middle Devonian
?
Lower Devonian
Devils Gate Limestone
About 800 ft, beds repeated in northern outcrop area
Dolomite, thick- to thin-bedded, creamy white, less commonly gray. Closely spaced joints. Thin-bedded part breaks down to loose crystal sand. Altered in places to coarse-grained white marble and to skarn. Less susceptible to contact alteration than Devils Gate Limestone
Nevada Formation
About 500 ft
Quartzite, massive to obscurely thin-bedded, white or brown. Quartz grains well rounded, poorly sorted, fine- to medium-grained. Original dolomite cement altered to diopside. Joints closely spaced
About 100 ft exposed
Dolomite obscurely thick-bedded, gray. Basal 20 feet limy and dolomitic quartz siltstone that weathers yellow
Silurian
Lone Mountain Dolomite
About 1000 ft of section exposed in Piñon Range outside the Railroad mining district
350 ft
Dolomite, thick- to thin-bedded, black, brecciated. Abundant poorly preserved fossils. Upper 10 feet light colored and coarsely crystalline
Upper Ordovician
Hanson Creek Formation
130 ft
Quartzite, thick-bedded to obscurely thin-bedded, white. Forms cliff. Quartz grains fine to medium grained, well sorted
Middle Ordovician
Eureka Quartzite
70 ft
Dolomite, thick-bedded to mainly thin-bedded, gray. Thin interbeds of cherty shale in upper part. Cherty shale weathers yellow to brown. Abundant poorly preserved fossils
Middle & Lower Ordovician
Pogonip Group
350 ft

Figure 13: Railroad Stratigraphic Column (Ketner, 1963)

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	30	Reno, Nevada, USA

Table 3: Formation Correlation Table
Group Formation Member (Smith, 1963)	Figure 12: Local Geology Map Labels
Qd, Qc, Qcst, Qls, Qay, Qfy, Qfo
Argillite unit in Lee Canyon	Tts8, Tcg8, Tba7, Tts6, Tba4, Telk
Bullion Stock	Trhy3, Tgd2
Diamond Peak and Chainman Webb Argillite unit in Lee Canyon	Mrai, Mton, Mmel, Mweb, Mlec, Mc
Argillite quartzite unit in Lee Canyon

Devils Gate Limestone Woodruff Nevada Fm upper dolomite Oxyoke Canyon member Beacon Peak Dolomite Member	Ddg, Dwood, Dnvud, Dnvoc, Dnvbpl, Dnvbp
Nevada Formation	Dnu
Lone Mountain Dolomite	Dslm
Hanson Creek Fm	SOhad
Eureka Quartzite	Oen
Pogonip Group	Opog

“The Railroad District is underlain by large, Tertiary age, multi-phase intrusive complex which outcrops west of the Piñon anticline. The stock is quartz monzonite with a later stage rhyolitic core and outcrops over less than a half of a square mile (Gillerman, 1981). Numerous dikes are found adjacent to and peripheral from the Bullion Stock. Gillerman (1981) obtained a K-AR date of 36.3 to 37.8 ma for the Bullion Stock and suggested that it may be the upper portion of a much larger intrusion she named the Grey Eagle pluton. U.S. Geological Survey aeromagnetics and drilling in the 1960’s and 1970’s indicated the Grey Eagle pluton is as close as 1,000 feet beneath the surface.

7.3 PROJECT GEOLOGY

“The northern portion of the Project is primarily covered with Mississippian Webb or equivalent age rocks (Figure 12 and [Table 3-this report]). Detailed mapping by Westmont subdivided these units into separate lithologies (Nordquist, 1992). Westmont mapped the units striking northwesterly and dipping north. Some of the historic drill holes were drilled deeper ending in the Devonian Devils Gate Formation. Published reports from the Rain Mine suggest that Devonian Woodruff, Mississippian Webb, and Chainman Formations occur as both allocthonous and autochthonous units (Longo, 2002 and Mathewson, 2001).

“Three prominent high-angle fault directions were noted. The northerly trending Railroad-Emigrant fault zone separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwesterly trending, north dipping (apparently) normal faults offset the north-south fabric and lesser east-west trending faults have smaller offsets. Drilling indicates that low-angle faults have juxtaposed Devonian age carbonates and Mississippian rocks. Figure 14 is a representative cross section which shows multiple episodes of low-angle faults. These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate (Ddg) and Webb (Mw) as well as Webb age equivalent rocks (Mtp-Tripon Pass).

“In the central Bullion Target area is a northwesterly dipping sequence of Paleozoic rocks that are offset into numerous “distinct” blocks by northwest and northeast trending faults. The northwest trend seems to be the latest event, which is consistent with the Rain/Railroad setting of this portion of the Carlin Trend. The blocks have been rotated into both easterly and westerly dipping zones. A more accurate genetic interpretation may be that the variable dips for each block is reflecting “drooping” and the blocks are rotating down into large collapse breccia zones. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks (Figure 4 and Figure 6).”

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	31	Reno, Nevada, USA

7.4 MINERALIZATION

“Seven areas of mineralization have been identified and are noted as target areas on Figure 4, Figure 5, and Figure 6. Although Gold Standard Ventures Corp. has drilled in several of these areas and historic work has been done in others sampling of sufficient density and veracity to determine the distribution of gold has not been done and no mineral resource or reserve has been defined on the Project.

“Gold mineralization in the North Bullion Target Zone is up to 730 feet thick starting at a depth of 575 feet (Figure 5 …). The mineralization occurs within a zone 3,500 feet long (north-south) and 1,500 feet wide however, sufficient work has not been done to determine the length, width, depth, or continuity of the mineralization. Similar intervals intersected in other drill holes and outlined by soil and rock geochemistry suggest that the gold occurs at the contact between the Mississippian Webb and Devonian Devils Gate Formations or along low-angle faults juxtaposing the Mississippian age rocks and/or the Devonian Devils Gate. Significant gold zones have at least one or more of the following:

•	Breccia (collapse or tectonic style)	•	Sulfides (typically sooty textured)
•	Jasperoid	•	Barite
•	Silicification	•	Dolomitization

“In the Central Bullion Area Historic replacement ores found as vertical “chimneys of ore” were described by Emmons (1910) at the intersections of narrow veins; the ore was almost always completely oxidized and principal ore minerals are lead carbonates, cerargyrite, pyromorphite, malachite, azurite, chrysocholla, cuprite, pyrite, chalcopyrite, galena, and bornite in a gangue of quartz and calcite (Figure 6). Copper-bearing, skarn ores were comprised of pyrite, chalcopyrite, bornite, chalcocite, galena, sphalerite, and tetrahedrite that were locally altered to carbonates and oxides. These mineralized zones are primarily found in the Devonian Devils Gate and Nevada Formations.

“The work completed and data available are insufficient to determine the length, width, depth, or continuity of the mineralization.

“The Railroad Fault Target area has a geologic setting similar to the North Bullion Target zone. Drilling by Gold Standard Ventures and historic drilling has demonstrated the presence of gold-bearing mineralization. Historic estimates, work completed by previous operators, and GSV exploration describe gold mineralization associated with jasperoids, silicification, argillization, pyritization, barite, and potentially dolomitization within a north-northwest trending corridor (Figure 10). Generally this mineralization is associated with the contact zone of the Mississippian Webb and the Devonian Devils Gate Formation. A historical estimate was done for a zone 1500 feet long (northwest-southeast), 400 feet wide and approximately 200 feet thick. The zone is as shallow as 20 feet below the surface and has good continuity. The broader Target area has widespread gold mineralization in drilling and surface geochemistry with the favorable characteristics (noted above) mapped on the surface or noted in drilling.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	32	Reno, Nevada, USA

“The work completed and data available throughout the broader Railroad Fault Target area are insufficient to determine the length, width, depth, or continuity of the mineralization.

“The LT Target area has a geologic setting similar to the North Bullion Target zone. Historic drilling, soil geochemistry, and rock geochemistry have demonstrated the presence of gold-bearing mineralization with the favorable characteristics noted above for significant gold zones. The work completed and data available throughout the LT Target area are insufficient to determine the length, width, depth, or continuity of the mineralization.

The Lee Canyon Target and South Bullion Target Areas have a geologic setting similar to the North Bullion Target zone. Soil geochemistry suggests the presence of a gold-bearing mineralized system however no significant work has been done to evaluate the surface indications. Fault zones juxtaposing Mississippian age rocks and the Devonian Devils Gate have been mapped and are indicated in the gravity data. The work completed and data available throughout the Target areas are insufficient to determine the length, width, depth, or continuity of the mineralization.

“The North Ridge Target has soil geochemistry which suggests the presence of a gold-bearing mineralized system and geophysical gravity signatures indicating the presence of major fault zones. The work completed and data available throughout the North Ridge Target area are insufficient to determine the length, width, depth, or continuity of the mineralization.”

8.0 DEPOSIT TYPES

The information on deposit types has not changed since the Hunsaker Report and Section 8.0 is quoted, with minor formatting changes, in its entirety therefrom:

”There are two gold deposit types to explore for at Railroad:

•	Sediment-hosted Carlin/Rain-type
•	Skarn-type gold and silver deposits

“The work completed since 1980 suggests the Carlin/Rain-type gold has more widespread features throughout the Project.

“Sediment-hosted Carlin/Rain-type rain deposits are found on or near the Webb/Devils Gate contact adjacent to major structural zones. Three consistent features are associated with this deposit type (Figure 15):

1.	Major District Scale and low-angle fault zones
2.	Mississippian Webb/Devonian Devils Gate Formation Contact
3.	Extensive Breccia Bodies hosting mineralization at the contact or within either unit near the contact

“Longo et al (2002) noted mineralization at Rain appears to have a primary structural control by major, district-scale fault zones however; orthogonal cross-cutting faults may also play a role in both localizing mineralization and possibly acting as additional conduits for mineralizing fluids. Mineralization has also been found in the lithologic units beneath the Devils Gate (Devonian Oxyoke).

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	33	Reno, Nevada, USA

“Alteration associated with the Carlin/Rain-type deposits is jasperoid (silica), barite, dolomite, and hematite. Rain-type sediment-hosted deposits typically have a great deal of hypogene oxidation (Teal, 1997) whereby wedge-shaped bodies of silica/barite/hematite thicken towards the primary district-scale fault zone and are overlain by unoxidized sediments.

“Skarn-type gold and silver deposits occur as mineralization within rocks that have been metasomatically altered by fluids related to igneous rocks intruding limestone, dolomite, and calcareous sedimentary rocks. The alteration varies from complete replacement of the affected rocks by newly formed calc-silicate minerals to recrystallization of the affected rocks. Mineralization can occur proximal to the intrusive, within either the intrusive or the intruded rock, or distal from the intrusion in the surrounding rocks.

“Typically the mineralization forms irregular bodies however, skarn gold and silver deposits in Nevada can also occur as a stratabound-stratiform, disseminated replacement deposits within rocks ranging from calc-silicated sediments to coarsely recrystallized limestone.

“The Railroad district also has potential for silver-base metal (zinc, copper, and lead) mineralization in the skarn zones, as described for the Central Bullion area. Historic production, surface mapping, intercepts of copper in the historic drilling, plus recent intercepts of copper, silver, lead, and zinc by GSV support the potential.”

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	34	Reno, Nevada, USA

very local, anomalous As, Hg pathfinders
minor silica stringers, barite, jarosite
and oxides, generally no gold
northward view
Chainman
sandstone
Tv
Webb mudstone
Tel
anomalous
breccia
Chainman ss
high-grade breccia
Webb
low-grade breccia
Devils Gate limestone
Webb
Nevada dolomite
0
500
approx. scale in feet
GoldStandard
VENTURES CORP.
BULLION FAULT ZONE
idealized cross-section
DCM 1-9-11

Figure 15: Idealized Conceptual Cross Section (Gold Standard Ventures, 2011)

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	35	Reno, Nevada, USA

9.0 EXPLORATION

Exploration work, including geological mapping, various types of sampling, geophysical interpretations and drilling are ongoing and data synthesis, interpretations and conclusions are evolving at a rapid rate. Prior to February 15, 2012 the Company completed extensive geological mapping, soil and rock sampling and various geophysical surveys as detailed in the Hunsaker Report. David R. Shaddrick has reviewed the data from this work with company geologists and management and is satisfied that the information contained in the Hunsaker report remains current save and except for the additional drilling completed by the Company since January 1, 2012, reported below, which drilling has not changed the basic geologic characteristics or the targeting concepts of the Railroad Project. The following is a summary of the exploration work carried out by the Company prior to January 1, 2012.

The Railroad project has been geologically mapped at several scales by company employees and contractors. Although not finalized, the work has refined the mapping of government geologist and prior operators as detailed in Section 7 above. The mapping is summarized in Figure 12.

The Company has also commissioned extensive soil and rock chip sampling totaling 1,433 soil samples and 285 rock samples, the results of which are summarized in Figures 7,8 and 9.

The Company has also carried out a geophysical evaluation of the Railroad Project in 2009, 2010, and 2011. Wright Geophysics Inc, an Elko Nevada based contractor to Gold Standard Ventures Corp. supervised and aided in the design of the programs (Wright, 2009, 2010, and 2011). The evaluation consisted of a gravity survey, a Controlled Source Audio Magneto-Telluric (“CSAMT”) survey, a ground magnetic survey and evaluation of published magnetic and gravity data.

The mapping, sampling and geophysical data were combined with the extensive database of historic work detailed in section 6 above to provide a basis for interpretations and targeting.

This work resulted in the identification of seven high priority targets that are currently in the process of being tested by drilling (Figure 4). To the effective date of the Hunsaker Report, Gold Standard has completed 35 holes (49,615.5 feet of drilling) and has continued drilling since that time. The drilling to January 1, 2012 produced the following results (Hunsaker, 2012):

Twelve out of the 35 drill holes completed returned significant gold intercepts as follows (note that the geology is not well enough known to establish true thickness of intercepts at this time):

RR 11-03 (North Bullion Target) returned:

•	730 feet/575-1305 feet @ 0.019 opt gold including
•	265 feet/935-1200 feet @ 0.034 opt gold (which included)
•	95 feet/1010-1105 feet @ 0.059 opt gold

The highest grade of the reported intercepts is in RR11-03 with:

•	10 feet/1055-1065 feet @ 0.112 opt gold

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	36	Reno, Nevada, USA

The mineralization occurs within strongly altered zones (silicified, +jasperoid, +barite +dolomitization); typically in breccias, and often with sooty-textured sulfides. A tectonic stratigraphy is emerging that suggests lozenges of similar lithology that are bounded by low-angle faults (Figure 14). Additionally, some of the mineralization is controlled by low-angle faulting.

Utilizing the model concept indicated for Railroad (Figure 15), suggests that the zone is not closed off and further drilling is warranted to explore for the primary controls to mineralization that would allow a coherent zone of economic mineralization to be pursued.

Results to the effective date of this report for the Central Bullion Target Zone have not returned any significant gold intercepts (Figure 6). RRB-02 returned zones of silver, copper, lead and zinc:

•	9 feet/31-40 feet @ 4.4 opt Ag, 0.7% Cu, 2.9% Pb, and 2.1% Zn
•	4 feet/637-641 feet @ 2.7% copper and 0.7% zinc
•	3 feet/944-947 feet @ 1.5% copper
•	3 feet/1042-1045 feet @ 2.8% copper

The intervals are associated with skarn-type alteration.

All significant intercepts from this drilling are summarized in Table 4.

Since the January 1, 2012 seven additional drill holes have been completed by the Company and this work is reported in Section 10.0 Drilling (below).

10.0 DRILLING

The Company has completed seven holes on the Railroad Project since January 1, 2012 for a total of 14,353.5 feet (Table 5). This included six in the North Bullion Target (Figure 16) that were precollared with rotary drilling and finished with core and one reverse circulation rotary hole, located in the North Ridge Target (Figure 4). Two holes are in progress as of the date of this report.

10.1 DRILLING RESULTS

Five of the seven holes had what can be considered very significant results. Several holes contained broad zones of material above a cutoff of 0.01 opt (.343 PPM) which in turn are surrounded by even broader zones of “anomalous” material here considered to be anything over 0.003 opt (0.10 PPM). The intervals detailed below (Table 6) represent the best intercepts from the drilling. These data are taken directly from the ALS Minerals certified assay sheets. The best intercept returned from this work is 140’ at 0.274 opt in hole RR 12-01. This hole also contained the most widespread mineralization with eight zones of significant mineralization the largest of which includes the intercepts detailed in the table below and totals 537’@0.099 opt.

The results of this drilling are important verification of a major mineralizing system and the discovery of at least one new mineralized zone.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	37	Reno, Nevada, USA

Table 4: GSV - Significant Drill Intercepts (after GSV News Releases 2010 & 2011)
Hole_Id	From_m	To_m	From_ft	To_ft	Length_ft	Au (opt)	Comments
RR10-01	4.6	24.4	15	80	65	0.01
RR10-03	76.2	82.3	250	270	20	0.015
	86.9	93	285	305	20	0.01
	272.8	277.4	895	910	15	0.015
RR10-04	232.9	239.3	764	785	21	0.019
RR10-06	120.4	131.1	395	430	35	0.016
	268.2	309.4	880	1015	135	0.026
RR10-08	118.9	125	390	410	20	0.017
	266.7	298.7	875	980	105	0.038
	341.4	384	1120	1260	140	0.035
RR10-09	350.5	379.5	1150	1245	95	0.017
RR10-11	163.1	173.7	535	570	35	0.03
	309.4	391.7	1015	1285	270	0.012
RR10-12	100.6	126.5	330	415	77	0.076	8 ft missing interval
	140.2	146.3	460	480	20	0.012
	155.4	162	510	531.5	21.5	0.012
RR10-13	22.9	42.7	75	140	65	0.01
RR10-16	237.7	254.5	780	835	55	0.012
incl	245.4	248.4	805	815	10	0.035
	266.7	272.8	875	895	20	0.033
RR11-02	472.4	475.5	1550	1560	10	0.002
	515.1	521.2	1690	1710	20	0.016
	527.3	530.4	1730	1740	10	0.054
	538	541	1765	1775	10	0.082
RR11-03	175.3	397.8	575	1305	730	0.019
incl	285	365.8	935	1200	265	0.034
incl	307.8	336.8	1010	1105	95	0.059

Table 5: Recent Drilling-Railroad Project
Hole No.	Easting	Northing	Elevation	TD	Azimuth	Angle		Notes
RR11-16	584888(est.)	488584(est.)	6650(est.)	2507	90	-70	Core
RR11-17	584942(est.)	4488493(est.)	6650(est.)	2728	77	-75	Core
RR11-18	584883(est.)	4488691(est.)	6600(est.)	2321	100	-70	Core
RR12-01	584883(est.)	4488691(est.)	6600(est.)	1316	103	-55	Core
RR12-02	5848889(est.)	488548(est.)	6650(est.)	1,862.5	93	-55	Core
RR12-03	585069(est.)	4488737(est.)	6530(est.)	614	243	-60	Core	Lost
RRN12-01	583226(est.)	4491408(est.)	6500(est.)	3005	170	-90	RC
			Total Feet	14,353.5

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	38	Reno, Nevada, USA

Table 6: Significant Intercepts-Railroad Project Recent Drilling
Hole_Id	From_m	To_m	From_ft	To_ft	Length_ft	Au (opt)
RR11-16	169.2	225.6	555	740	185	0.124
	318.5	330.7	1045	1085	40	0.022
	402.3	437.4	1320	1435	115	0.012
RR11-17	253.4	256.0	831.5	840	8.5	0.071
	506.0	512.1	1660	1680	20	0.038
	524.3	538.0	1720	1765	45	0.018
RR11-18	301.8	309.4	990	1015	25	0.075
	326.1	403.9	1070	1325	255	0.048
RR12-01	237.4	401.1	779	1316	537	0.099
incl	278.9	321.6	915	1055	140	0.274
RR12-2	256.0	271.0	840	889	49	0.034
	326.7	342.1	1072	1122.5	50.5	0.028
	356.9	385.9	1171	1266	95	0.029
RR 12-03	No significant intercepts
RRN 12-01	No significant intercepts

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Since January 1, 2012, only drill samples (cuttings and core) have been taken by the Company. The procedures for their preparation, analyses and security have not changed and continue to be rigorously followed by Company personnel. Drilling continues at a very aggressive pace and David R. Shaddrick has reviewed the procedures in the field and logging facility. The following procedures for the handling of core and cuttings are quoted from Hunsaker (2012).

11.1 DRILL CORE AND CHIPS

“Drill core is collected from the drill rig by GSV personnel. All analysis was completed by ALS Minerals [An internationally accredited analytical firm #ISO 9001:2008, and a number of analytical facilities have received ISO 17025]. The core is taken to the GSV offices where:

•	Whole core logged for geotechnical and exploration purposes
•	Core is marked and tagged for sampling
•	Marked core is sawed in half by contractors, working on-site, for the company
•	Sawed samples are recorded on cut core sheets and standards are inserted on nominal 50 to 100 foot intervals

“ALS provides a pickup service which collects the samples and delivers them directly to the Elko lab for preparation. From there they are forwarded to the Reno or Vancouver facility for analysis.

“The sample is logged in a tracking system, weighed, and dried. The entire sample is crushed so that more than 70% passes a 6 mm screen, then it is finely crushed to better than 70 % passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. A split of up to 250 g (0.5 pounds) is taken and pulverized to better than 85 % passing a 75 micron (Tyler 200 mesh, US Std. No. 200) screen.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	39	Reno, Nevada, USA

584000
585000
North Bullion Target
Legend
New GSV Holes
GSV Holes with Significant Intercepts
Grade-Thickness (ft x oz-Au)
> 10
5.1-10.0
1.1-5.0
0.5-1.0
<0.5 or nil
Drill Trace GSV
PlanT_Pre-GSV_Trace
Historic Intercept projected to Surface
RR11-09
RR10-16
RR12-03
RR10-08
RR11-03
RR11-18
RR12-01
RR10-11
RR11-16
RR10-06
RR12-02
RR11-17
RR11-02
RR10-09
RR10-03
RR10-04
RR10-12
RR10-13
RR10-01
Railroad Fault Target
Cherry Springs
Springs
Prospects
Prospect
Red Bird Mine
27
33
34
Feet
Bullion-Railroad Fault Zones Map
Central Bullion Zone Map
January 2012 - Data From Gold Standard Ventures

Figure 16: Recent Drilling-North Bullion Target (GSV, 2012)

“Reverse circulation drill samples were collected by the drill contractor using a wet sample splitter at the rig. The sample was reduced to approximately 4.5 kilograms (9.9 pounds). The samples were retrieved by ALS from the drill site and taken directly to the Elko, Nevada lab where the sample is logged in a tracking system, weighed, dried and finely crushed to better than 70 % passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. A split of up to 250 g (0.5 pounds) is taken and pulverized to better than 85 % passing a 75 micron (Tyler 200 mesh, US Std. No. 200) screen.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	40	Reno, Nevada, USA

“Samples were then analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Additionally they were analyzed for trace elements using a nitric aqua regia digestion and ICP - AES (Inductively Coupled Plasma - Atomic Emission Spectroscopy).

“Bags of known blank material or a reference pulp with known values are incorporated with the core every 200 feet. Reverse circulation drill chips have a duplicate sample, a bag of blank material, or a reference pulp with known values inserted every 200 feet. Additionally, ALS has an internal series of known reference blanks and standards. These QA/QC sample results are visually compared to the expected values to verify the accuracy of the data. The sample collection, security, transportation, preparation, and analytical procedures are within industry norms and are acceptable.”

The procedures used by the Company are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

12.0 DATA VERIFICATION

David R. Shaddrick has reviewed the drill sites in the field and the core in the lab. Original analysis certificates from ALS Minerals have been reviewed and six check samples were taken and sent to ALS Minerals for analysis using the same analysis techniques as the original work (Table 6). The check sample intervals were selected by David R. Shaddrick and represent a ¼ split of core that was cut and bagged under his direct supervision.

All six samples check well within the range of acceptable natural and analytical variability indicating that the procedures used by the Company and ALS Minerals are proper and appropriately applied. Combined with the review of Company and ALS Minerals procedures, these checks support the conclusion that the drilling results are accurate within the limits of natural and analytical variability and are not in any way misleading.

Table 7: Check Samples
Hole No.	Interval (feet)	Original (Au PPM)	Check (Au PPM)
RR 11-16	575-580	6.16	3.37
	620-625.848		0.508
RR 11-18	1190-1195	3.91	3.88
	1205-1210	3.01	3.13
RR 12-01	960-964	7.30	6.91
	1157.5-1159.5	6.20	7.60

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

None completed or in progress

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	41	Reno, Nevada, USA

14.0 MINERAL RESOURCE ESTIMATES

No mineral resources have yet been defined.

15.0 ADJACENT PROPERTIES

All nearby properties with a bearing on the Railroad Project are discussed above.

16.0 OTHER RELEVANT DATA AND INFORMATION

There are no additional data for the Project other than that discussed in the preceding sections.

17.0 INTERPRETATION AND CONCLUSIONS

The current work (seven drill holes) has confirmed the occurrence of important mineralization over significant intervals and represents the identification of a new mineralized zone on the North Bullion Target. Much work remains to bring the project to the point of developing resources but it is now clear that the targeting concepts detailed in Hunsaker (2012) are valid and should be pursued further.

Continued drilling on the North Bullion Target is clearly warranted. Additionally, continued work the other targets identified on the Railroad Project (Figure 4, Table 7) is also clearly warranted.

18.0 RECOMMENDATIONS

The identification of a new mineralized zone on the Bullion Target is considered a major accomplishment that justifies a new plan and budget to include additional drilling, geological mapping and geophysical surveys.

18.1 PHASE ONE EXPLORATION PLAN AND BUDGET

Recommendations for detailed drilling on the North Bullion Target as well as ongoing activities on the other identified target areas, are detailed in Table 7.

18.2 PHASE TWO EXPLORATION PLAN AND BUDGET

Phase two decision points can be defined as either the identification of another significant mineralized zone requiring more detailed drilling or sufficient drill intercepts in the North Bullion mineralized zone to allow for the calculation of resources and the commencement of definition drilling. If warranted, a phase two program would entail extensive offset drilling to define resources as well as ongoing exploration of multiple targets over the very large land package. The details of a phase two program and budget are contingent on the results of the phase one program but can be expected to require a budget of approximately $20 million.

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	42	Reno, Nevada, USA

Table 8: Phase one Exploration Plan and Budget
Target Area	Activity	Units	Cost/Unit	Quantity	Cost
North Bullion	Drilling	Feet	$ 200	20,000	$ 4,000,000
Railroad Fault	Drilling	Feet	$ 180	12,000	$ 2,160,000
Central Bullion/South Bullion	Drilling	Feet	$ 180	15,000	$ 2,700,000
North Ridge	Drilling	Feet	$ 70	5,000	$ 350,000
LT	Drilling	Feet	$ 180	8,000	$ 1,440,000
Lee Canyon	Drilling	Feet	$ 180	10,000	$ 1,800,000
Project Wide Activities
CSAMT					$ 100,000
Magnetics					$ 50,000
Geological Mapping					$ 120,000
Permitting/Bonding					$ 300,000
				Subtotal	$ 13,020,000
Contingency (15%)					$ 1,953,000
			GRAND TOTAL		$ 14,973,000

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	43	Reno, Nevada, USA

19.0 REFERENCES

American Selco Incorporated, 1970, Review of Field Investigations, 1968, and Proposed Exploration Program for 1969 in the Railroad Mining District Elko County, Nevada, prepared for the Directors of Aladdin Sweepstake Consolidated Mining Company

Bartels, Ed, 1999, Railroad Project, Pod Area Sectional Resource Calculation, Kinross Gold U.S.A, Inc., internal company memorandum

CIM, 2010, CIM Definition Standards-For Mineral Resources and Mineral Reserves

Coats, Robert R., 1987, Geology of Elko County, Nevada, Nevada Bureau of Mines and Geology Bulletin 101

Cook, Harry E. and Corboy, James J., 2004, Great Basin Paleozoic Carbonate Platform: Facies, Facies Transitions, Depositional Models, Platform Architecture, Sequence Stratigraphy, and Predictive Mineral Host Models, U. S. Geological Survey Open File Report 2004-1078

Cupp, 1998, Barrett L., 1998, Railroad Project, 1998 Summary Report, Kinross Gold U.S.A., Inc. internal company report

Cupp, 1998, Barrett L., 1999, Railroad Project, 1998 Summary Report, Kinross Gold U.S.A., Inc. internal company report

Emmons, W.H. 1910, A Reconnaissance of Some Mining Camps in Elko, Lander and Eureka Counties, Nevada, U.S. Geological Survey Bulletin 408

Galey, John T., 1983, Appraisal, Railroad Project, Elko County, Nevada, AMAX Exploration, Inc., internal company report

Gillerman, Virginia S., 1977, Exploration (1077) Railroad Mining District, Elko County, Nevada, AMAX Exploration, Inc., internal company report

Gillerman, Virginia Sue, 1981, Tungsten and Copper Skarns of the Railroad Mining District, Nevada, University of California Berkeley PhD Dissertation

Hunsaker III, E.L., 2012, Technical Report on the Railroad Project, Elko County, Nevada, USA, report prepared for Gold Standard Ventures Corp. (NI 43-101 compliant)

Ketner, K.B. and Smith Jr., J.F., 1963, Geology of the Railroad mining district, Elko County, Nevada, U.S. Geological Survey Bulletin 106

Kuhl, T. F., 1985, Geological Ore Reserves, Railroad Project, Elko County, Nevada, NICOR Mineral Ventures, internal company memorandum

Kuhl, Thomas F., 1985, Railroad Project, Elko County Nevada Annual Report 1985, NICOR Mineral Ventures, Inc.., internal company report

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	44	Reno, Nevada, USA

Kuhl, Thomas F. and Nordquist, William A., 1988, Railroad Project Annual Report 1987, Westmont Mining Inc., internal company report

Kuhl, Thomas F., 1989, Railroad Project, Elko County, Nevada, Annual Report 1988, Westmont Mining Inc., internal company report

Kuhl, Thomas F., 1990, Railroad Project, Elko County, Nevada, Annual Report 1989, Westmont Mining Inc., internal company report

LaPointe, Daphne, D., Tingley, Joseph V., and Jones, Richard B., 1991, Mineral Resources of Elko County, Nevada, Nevada Bureau of Mines and Geology Bulletin 106

Longo, Anthony A., Thompson, Tommy B., and Harlan J. Bruce, 2002, Geologic Overview of the Rain Subdistrict, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 111

Mathewson, David C., 2001, Tectono-Stratigraphic Setting for the Rain District Gold Deposits, Carlin Trend, Nevada, in: Shaddrick, D.R., Zbinden, E.A., Mathewson, D.C. and Prenn, C. (eds.) Regional Tectonics and Structural Control of Ore: The Major Gold Trends of Northern Nevada, Geological Society of Nevada Special Publication 33.

Nordquist, William A., 1990, Railroad Project, Elko County Nevada 1990 Annual Report, Westmont Mining Inc., internal company report

Nordquist, William A., 1992, Railroad Project, Elko County Nevada 1991 Annual Report, Westmont Gold Inc., internal company report

Nordquist, William A., 1993, Railroad Project, Elko County Nevada 1992 Annual Report, Westmont Gold Inc., internal company report

Nordquist, William A., 1995, Railroad Project, Elko County Nevada 1994 Annual Report, Ramrod Gold (U.S.A.) Inc., internal company report

Nordquist, William A., 1995, Railroad Project, Elko County Nevada 1994 Annual Report, Ramrod Gold (U.S.A.) Inc., internal company report

Rayias, Alexa C., 1999, Stratigraphy, Structural Geology, Alteration, and Geochemistry of the Northeastern Railroad District, Elko County, Nevada, University of Nevada-Reno M.S. Thesis,

Smith, J.F., and Ketner, K.B., 1975, Stratigraphy of Paleozoic Rocks, Carlin-Piñon Range area, Nevada, U.S. Geological Survey Professional Paper 867-A

Smith, J.F., and Ketner, K.B., 1978, Geologic map of the Carlin-Piñon Range area, Elko and Eureka Counties, Nevada, U.S. Geological Survey Miscellaneous Investigations Map MI-1028

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	45	Reno, Nevada, USA

Teal, Lewis and Jackson, Mac, 1997, Geologic Overview of the Carlin Trend Gold Deposits and Description of Recent Deep Discoveries, in Carlin-Type Gold Deposits Field Conference edited by Peter Vikre, Tommy B. Thompson, Keith Bettles, Odin Christensen, and Ron Parratt, Society of Economic Geologists Guidebook Series, Volume 28

Wright, James L., 2009, Gold Standard Ventures, Railroad Property Gravity Survey, GIS Compilation, internal company report

Wright, James L., 2010, Gold Standard Ventures, Railroad Property Gravity Survey-II, GIS Compilation, internal company report

Wright, James L., 2011, Gold Standard Ventures, Railroad Property Gravity Survey-III, GIS Compilation, internal company report

Zuker, J. Stevens, 1987, Preliminary Evaluation of Soil Geochemistry at Railroad Project, Elko County, Nevada, Westmont Mining Inc. internal company Report

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	46	Reno, Nevada, USA

23.0 CERTIFICATE

To accompany the report entitled “Technical Report on the Railroad Project, Elko County, Nevada” effectively dated May 29, 2012, for Gold Standard Ventures Corp.

I, David R. Shaddrick, hereby certify that:

1.	I am a practicing international exploration and mining geologist residing at 3405 Bowie Road, Reno, Nevada 89503.
2.	I am a graduate of the University of Minnesota, Institute of Technology with a B.Sc. degree in Geology (1970) and the South Dakota School of Mines and Technology with a M.Sc. degree in Geology (1971).
3.	I am a member of the American Institute of Professional Geologists (AIPG) and have been certified as a Professional Geologist by that organization (CPG #10677). I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) and I am licensed to practice geology in that province (P.Geo. #129789). I have practiced my profession, as a mining and exploration geologist, continuously since 1971.
4.	I have read the NI 43-101 and Form 43-101F1 and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 and Form 43-101F1. This Report is based on my personal review of information provided by the issuer and on discussions with the issuer’s representatives. My relevant experience for the purpose of the Technical Report is:
•	Mining and exploration geologist, U.S. and Canada, with Homestake Mining Company (12 years) and Atlas Corporation (4 years); and
•	Mining and exploration consultant, North America (24 years) including numerous assignments in the Railroad Project area.
5.	I visited the Railroad Project on May 17 and 18, 2012. I had visited the property several times prior to that and have worked extensively in the region.
6.	I am the person responsible for the content of the Technical Report.
7.	As of the effective date of the technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
8.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.
9.	I have read NI-43-101 and the Technical Report has been prepared in compliance with the Instrument.
10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

“Signed”	“Sealed”

_____________________________________

David R. Shaddrick, M.Sc., CPG, P.Geo. (BC)                                                                                                                                                 Seal

May 29, 2012

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	47	Reno, Nevada, USA

APPENDIX I

Property List

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	48	Reno, Nevada, USA

Claim Name	NMC No.	Number of Claims	Survey/Patent No.	Claim Type
B 1-5	138543-138547	5		Unpatented
Bardy	78877	1		Unpatented
Black	75973	1		Unpatented
Blue	75974	1		Unpatented
Burke Fraction	75975	1		Unpatented
Canary	75976	1		Unpatented
CISS 106-119	407954-407967	14		Unpatented
CISS 124-137	407968-407981	14		Unpatented
CISS 1-36	407849-407884	36		Unpatented
Dike No. 1- 4	75977-75980	4		Unpatented
Dike No. 11	75985	1		Unpatented
Dike No. 6 -9	75981-75984	4		Unpatented
Eagle	75986	1		Unpatented
Gold	75987	1		Unpatented
Green	75988	1		Unpatented
Gutsy 1203-1274	399864-399935	72		Unpatented
Hannah	75880	1		Unpatented
Hoffman Fraction	75989	1		Unpatented
Hold Up	75990	1		Unpatented
Home 1-18	164143-164160	18		Unpatented
Home 19-31	190211-190223	13		Unpatented
Home 42-52	227247-227257	11		Unpatented
Home Stake	75991	1		Unpatented
JKR 1-26	1025800-1025825	26		Unpatented
JMD 1-13	1013878-1013890	13		Unpatented
John	75876	1		Unpatented
Ken	75881	1		Unpatented
Key	75992	1		Unpatented
Lark	75993	1		Unpatented
Last Chance	75994	1		Unpatented
LT 1-27	504171-504196	27		Unpatented
Maggie	75978	1		Unpatented
Mahogany	75995	1		Unpatented
Mendota	75996	1		Unpatented
Moon	75997	1		Unpatented
Moon No. 1-2	75998-75999	2		Unpatented
Nevada	76000	1		Unpatented
New 135-138	227243-227246	4		Unpatented
New 56-63	202156-202163	8		Unpatented
New 65-72	202165-202172	8		Unpatented
Owl	76001	1		Unpatented
Pam	75883	1		Unpatented
Peter	75882	1		Unpatented
Pine 1-18	407779-407796	18		Unpatented
Pine 58-66	407836-407844	9		Unpatented
Pink	76002	1		Unpatented

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	49	Reno, Nevada, USA

Claim Name	NMC No.	Number of Claims	Survey/Patent No.	Claim Type
Portal	76003	1		Unpatented
Portal Fraction R	1013877	1		Unpatented
Red R	1013875	1		Unpatented
Red West	1013876	1		Unpatented
RF 1-8	403753-403760	8		Unpatented
RN 1-25	602676-602700	25		Unpatented
Rob	75879	1		Unpatented
RR 1-39	320216-320254	39		Unpatented
RR 40-54	426606-426620	15		Unpatented
RR 50-64	466934-466943	10		Unpatented
RRW 1-109	1055758-1055866	109		Unpatented
Selco 1-10	75884-75893	10		Unpatented
Selco 12-14	75895-75897	3		Unpatented
Selco 19-61	75902-75944	43		Unpatented
Selco 63	75946	1		Unpatented
Selco 65	75948	1		Unpatented
Selco 67	75950	1		Unpatented
Selco 69-81	75952-75964	13		Unpatented
Selco 84-89	75967- 75972	6		Unpatented
Snowbird	76006	1		Unpatented
Spring	76007	1		Unpatented
Star	76008	1		Unpatented
Storm King	76009	1		Unpatented
Uhalde-Borne	760010	1		Unpatented
Uhalde-Borne North	760011	1		Unpatented
WRN 1-12	602701-602712	12		Unpatented
Bald Eagle			4592/963599	Patented
Blue Jay			4592/963599	Patented
Bullion			1655	Patented
Cleveland			19604	Patented
Grey Eagle			4592/963599	Patented
Hecla			14079	Patented
Hoffman Lodge			20593	Patented
Kansas City			4592/963599	Patented
Kenilworth			4608/1013054	Patented
Lucky boy			4592/963599	Patented
Millsite			/4653	Patented
Mounted Ledge			20067	Patented
Safety pin			4592/963599	Patented
Silver King			14080	Patented
Sky Blue			15845	Patented
Standing Elk			/4653	Patented
Sylvania			4608/1013054	Patented
Tom boy			4592/963599	Patented
Tripoli			14927	Patented
Tripoli East Lode			19603	Patented
Valley View			4608/1013054	Patented
Victor Fraction			4608/1013054	Patented

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	50	Reno, Nevada, USA

Claim Name	NMC No.	Number of Claims	Survey/Patent No.	Claim Type
Vindicator Fraction			4608/1013054	Patented
Webfoot			18851	Patented
Wide West			4608/1013054	Patented

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	51	Reno, Nevada, USA

APPENDIX I I

Historic Drill Holes By Company

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	52	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
AR_1	583032.15	4484160.70	2262	-90	0	991.0	302.1	AMAX
AR_10	584063.34	4485574.33	2344	-37	55	165.0	50.3	AMAX
AR_11	583943.30	4485818.35	2256	-75	58	55.0	16.8	AMAX
AR_11a	583943.30	4485818.35	2256	-75	57	240.0	73.2	AMAX
AR_12	583943.30	4485818.35	2256	-50	197	105.0	32.0	AMAX
AR_13	583943.30	4485818.35	2256	-50	101	60.0	18.3	AMAX
AR_14	583893.53	4485862.35	2224	-45	324	170.0	51.8	AMAX
AR_2	583191.57	4484747.81	2338	-90	0	1064.0	324.3	AMAX
AR_3	583234.41	4485154.45	2458	-90	0	196.0	59.7	AMAX
AR_4	583310.24	4485139.21	2458	-90	0	230.0	70.1	AMAX
AR_5	584134.11	4485589.78	2359	-90	0	1941.0	591.6	AMAX
AR_6	583890.99	4485280.51	2390	-61	254	190.0	57.9	AMAX
AR_7	583569.73	4485566.70	2406	-70	234	290.0	88.4	AMAX
AR_8	584060.72	4485642.86	2344	-48	159	315.0	96.0	AMAX
AR_9	584066.62	4485617.36	2344	-52	299	200.0	61.0	AMAX
R_1	582841.51	4484171.04	2196	-90	0	749.0	228.3	El Paso/LLE
R_3	582284.26	4486209.23	2475	-84	243	622.5	189.7	El Paso/LLE
R_4	582394.52	4486289.33	2531	-90	0	317.0	96.6	El Paso/LLE
R_5	583082.90	4485479.34	2496	-90	0	514.5	156.8	El Paso/LLE
BDH01	583971.12	4486855.93	2340	-90	0	300.0	91.4	Homestake
BDH02	584069.62	4486985.52	2295	-90	0	235.0	71.6	Homestake
BDH03	584184.09	4486898.06	2249	-75	40	595.0	181.4	Homestake
BDH04	584224.04	4487408.88	2173	-90	0	300.0	91.4	Homestake
BDH05	584222.92	4487364.07	2170	-90	0	365.0	111.3	Homestake
BDH06	584214.55	4487298.10	2163	-90	0	430.0	131.1	Homestake
BDH07	584392.54	4487278.72	2131	-90	0	290.0	88.4	Homestake
BDH08	584574.09	4487132.59	2068	-60	320	105.0	32.0	Homestake
BDH09	584834.34	4487058.14	2076	-90	0	225.0	68.6	Homestake
BDH10	584632.39	4487790.62	2066	-90	0	300.0	91.4	Homestake
BDH11	584178.25	4487394.74	2184	-90	0	300.0	91.4	Homestake
BDH12	584161.65	4487384.42	2189	-90	0	300.0	91.4	Homestake
BDH13	584174.70	4487330.99	2184	-90	0	300.0	91.4	Homestake
BDH14	584258.34	4487360.37	2160	-90	0	260.0	79.2	Homestake
BRR15	584270.15	4487004.88	2185	-90	0	268.0	81.7	Homestake
BRR16	584331.85	4487053.73	2153	-90	0	275.0	83.8	Homestake
BRR17	584267.88	4487241.05	2145	-90	0	200.0	61.0	Homestake
BRR18	584238.76	4487460.63	2159	-90	0	185.0	56.4	Homestake
BRR19	584204.90	4487594.79	2178	-90	0	200.0	61.0	Homestake
BRR20	584569.24	4487206.88	2089	-90	0	235.0	71.6	Homestake
BRR21	583929.07	4488582.08	2083	-90	0	50.0	15.2	Homestake
BRR21A	583934.53	4488583.08	2083	-90	0	70.0	21.3	Homestake
K98_10	584853.38	4485797.62	2091	-90	0	800.0	243.8	Kinross
K98_13	582406.43	4486071.93	2554	-45	70	500.0	152.4	Kinross
K98_14	582263.66	4485979.94	2530	-45	70	405.0	123.4	Kinross
K98_15	582100.75	4485968.01	2557	-50	70	700.0	213.4	Kinross
K98_16	584849.09	4488449.92	2065	-90	0	475.0	144.8	Kinross
K98_17	584153.38	4487219.34	2187	-65	70	685.0	208.8	Kinross
K98_18	584143.88	4487392.38	2194	-90	0	300.0	91.4	Kinross
K98_19	584175.62	4487424.73	2182	-45	225	400.0	121.9	Kinross
K98_20	583922.04	4487627.72	2236	-70	225	600.0	182.9	Kinross
K98_21	584698.44	4486277.65	2085	-45	270	705.0	214.9	Kinross
K98_22	583017.86	4488174.28	2164	-45	205	900.0	274.3	Kinross
K98_23	583018.24	4488175.23	2164	-70	205	725.0	221.0	Kinross
K98_24	583018.50	4488175.81	2164	-90	0	1035.0	315.5	Kinross
K98_25	582424.73	4486276.80	2489	-45	147	370.0	112.8	Kinross
K98_26	584128.57	4487419.70	2196	-45	225	150.0	45.7	Kinross
K98_27	584150.84	4487442.48	2188	-45	225	325.0	99.1	Kinross
K98_28	584209.70	4487415.83	2175	-60	225	250.0	76.2	Kinross
K98_29	584531.68	4487479.41	2103	-90	90	400.0	121.9	Kinross
K98_30	584584.43	4487421.80	2096	-90	90	500.0	152.4	Kinross

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	53	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
K98_31	584549.20	4487328.32	2109	-45	270	300.0	91.4	Kinross
K98_32	584519.22	4487324.73	2116	-90	0	590.0	179.8	Kinross
K98_33	584410.47	4487315.53	2141	-45	225	250.0	76.2	Kinross
K98_34	584411.28	4487316.40	2141	-70	225	285.0	86.9	Kinross
K98_35	584637.53	4487845.82	2079	-65	270	505.0	153.9	Kinross
K98_36	584170.49	4487463.96	2179	-45	225	545.0	166.1	Kinross
K98_37	584018.45	4487525.14	2233	-80	225	400.0	121.9	Kinross
K98_38	583843.74	4487628.82	2240	-90	0	1210.0	368.8	Kinross
K98_39	581225.19	4486250.48	2354	-90	0	1000.0	304.8	Kinross
K98_40	583038.70	4486696.69	2429	-90	0	800.0	243.8	Kinross
K98_41	583997.76	4487546.27	2239	-65	225	600.0	182.9	Kinross
K98_42	583975.24	4487612.57	2232	-50	225	585.0	178.3	Kinross
K98_43	583559.81	4485446.04	2423	-45	220	500.0	152.4	Kinross
K98_44	583192.16	4487338.49	2374	-50	250	595.0	181.4	Kinross
K98_45	583312.43	4485233.29	2506	-45	60	585.0	178.3	Kinross
K98_46	584071.04	4486761.92	2276	-70	165	645.0	196.6	Kinross
K98_47	584070.63	4486763.39	2276	-90	0	800.0	243.8	Kinross
K98_48	583311.31	4485228.86	2506	-50	133	265.0	80.8	Kinross
K98_49	583913.84	4486816.94	2364	-60	120	1270.0	387.1	Kinross
K98_50	583418.93	4488055.20	2244	-60	200	800.0	243.8	Kinross
K98_51	584172.00	4487465.04	2179	-65	225	420.0	128.0	Kinross
K98_52	583143.43	4488099.44	2204	-60	215	665.0	202.7	Kinross
K98_53	584041.84	4487547.16	2225	-75	225	610.0	185.9	Kinross
K98_54	584128.36	4486967.12	2265	-90	0	1065.0	324.6	Kinross
K98_55	584042.33	4487593.54	2222	-45	225	480.0	146.3	Kinross
K98_56	582909.66	4488300.15	2168	-45	205	645.0	196.6	Kinross
K98_57	582910.24	4488301.67	2168	-90	0	875.0	266.7	Kinross
K98_58	582510.92	4488457.15	2196	-90	0	875.0	266.7	Kinross
K98_8	583267.13	4481222.92	2067	-90	0	640.0	195.1	Kinross
K98_9	583160.33	4481711.01	2085	-90	0	765.0	233.2	Kinross
K99_10	583816.82	4487814.92	2203	-46	226	800.0	243.8	Kinross
K99_11	583018.73	4488289.34	2140	-89	244	820.0	249.9	Kinross
K99_12	583823.97	4487755.53	2199	-71	227	1105.0	336.8	Kinross
K99_13	582538.23	4487163.50	2461	-90	342	1375.0	419.1	Kinross
K99_14	583714.24	4486717.40	2334	-90	4	605.0	184.4	Kinross
K99_15	582956.37	4487144.54	2416	-90	161	1025.0	312.4	Kinross
K99_16	584180.23	4486896.70	2251	-60	130	705.0	214.9	Kinross
K99_17	583722.39	4486718.21	2334	-60	43	1045.0	318.5	Kinross
K99_18	584437.90	4487154.02	2098	-60	127	600.0	182.9	Kinross
K99_19	583714.18	4487087.77	2402	-90	186	1425.0	434.3	Kinross
K99_20	584468.44	4487113.37	2090	-65	122	560.0	170.7	Kinross
K99_22	584229.20	4488710.10	2035	-70	210	400.0	121.9	Kinross
K99_7	584067.28	4486764.07	2275	-57	271	845.0	257.6	Kinross
K99_8	583970.14	4486854.47	2340	-45	223	500.0	152.4	Kinross
K99_9	583969.30	4486856.67	2340	-65	267	1005.0	306.3	Kinross
K99C_1	583249.69	4481607.25	2074	-87	44	925.0	281.9	Kinross
K99C_2	584227.86	4488707.28	2027	-70	210	155.0	47.2	Kinross
RR_07_01	583817.00	4486780.00	2370	-90	0	495.0	150.9	Manhattan Mining
RR_07_02	583722.00	4486817.00	2391	-45	45	596.0	181.7	Manhattan Mining
RR_07_04	583872.00	4486726.00	2341	-90	0	626.0	190.8	Manhattan Mining
RR_08_05	584287.00	4486944.00	2191	-90	0	555.0	169.2	Manhattan Mining
EMRR_9601	584122.58	4487482.83	2195	-70	220	350.0	106.7	Mirandor
EMRR_9602	584077.45	4487465.66	2215	-90	0	270.0	82.3	Mirandor
EMRR_9603	584041.44	4487525.42	2225	-65	220	360.0	109.7	Mirandor
EMRR_9701	583379.94	4482121.94	2200	-45	90	300.0	91.4	Mirandor
EMRR_9702	583375.69	4482121.65	2200	-60	90	200.0	61.0	Mirandor
EMRR_9703	583390.08	4482061.39	2200	-45	90	200.0	61.0	Mirandor
EMRR_9704	583388.42	4482061.01	2199	-60	90	230.0	70.1	Mirandor
EMRR_9713	584713.49	4488303.95	2055	-90	0	630.0	192.0	Mirandor
EMRR_9714	584529.23	4488179.07	2084	-90	0	650.0	198.1	Mirandor
EMRR_9715	582983.99	4487139.35	2410	-65	205	850.0	259.1	Mirandor

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	54	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
EMRR_9716	582859.71	4486917.87	2531	-90	0	835.0	254.5	Mirandor
EMRR_9717	582771.39	4486904.31	2534	-45	210	100.0	30.5	Mirandor
EMRR_9718	584568.70	4488014.34	2126	-90	0	650.0	198.1	Mirandor
EMRR_9719	584723.83	4488017.62	2057	-90	0	350.0	106.7	Mirandor
EMRR_9720	584444.79	4487630.95	2093	-75	90	460.0	140.2	Mirandor
EMRR_9721	584035.87	4487420.54	2233	-54	40	550.0	167.6	Mirandor
EMRR_9722	583569.71	4485566.63	2405	-70	234	200.0	61.0	Mirandor
EMRR_9723	583569.35	4485567.20	2405	-45	234	200.0	61.0	Mirandor
EMRR_9724	583572.60	4485571.24	2405	-60	136	200.0	61.0	Mirandor
EMRR_9725	583582.59	4485560.13	2406	-65	250	200.0	61.0	Mirandor
EMRR_9726	584865.58	4488300.29	2059	-90	0	575.0	175.3	Mirandor
EMRR_9727	584955.34	4488309.35	2049	-45	248	200.0	61.0	Mirandor
EMRR_9728	584916.64	4488658.71	2017	-90	0	460.0	140.2	Mirandor
EMRR_9729	583872.23	4487680.56	2219	-90	0	630.0	192.0	Mirandor
EMRR_9730	583903.92	4487681.07	2219	-90	0	630.0	192.0	Mirandor
EMRR_9731	584442.94	4487385.28	2125	-90	0	335.0	102.1	Mirandor
EMRR_9732	584193.07	4487156.68	2188	-90	0	400.0	121.9	Mirandor
EMRR_9733	584369.67	4487349.86	2148	-55	215	490.0	149.4	Mirandor
EMRR_9734	584869.58	4485851.09	2094	-55	302	450.0	137.2	Mirandor
EMRR_9738	584894.97	4485814.71	2087	-55	270	450.0	137.2	Mirandor
EMRR_9741	584407.99	4487208.56	2113	-90	0	525.0	160.0	Mirandor
EMRR_9742	584438.86	4487354.74	2133	-90	0	500.0	152.4	Mirandor
EMRR_9743	584577.17	4487358.48	2102	-68	270	450.0	137.2	Mirandor
EMRR_9744	584575.70	4487392.89	2099	-90	0	400.0	121.9	Mirandor
EMRR_9745	583998.59	4487235.15	2254	-65	150	840.0	256.0	Mirandor
EMRR_9746	584274.16	4487909.35	2153	-70	270	650.0	198.1	Mirandor
EMRR_9747	584445.09	4487630.95	2093	-45	90	540.0	164.6	Mirandor
EMRR_9748	583584.17	4485539.18	2408	-65	0	200.0	61.0	Mirandor
EMRR_9749	583584.22	4485537.30	2408	-48	0	150.0	45.7	Mirandor
EMRR_9750	583567.48	4485537.72	2413	-45	0	170.0	51.8	Mirandor
EMRR_9751	584434.29	4493305.91	1971	-45	292	200.0	61.0	Mirandor
EMRR_9752	584522.49	4493449.97	1948	-45	290	255.0	77.7	Mirandor
EMRR_9753	584622.91	4493421.41	1931	-70	290	660.0	201.2	Mirandor
EMRR_9754	584555.53	4493252.71	1943	-60	292	630.0	192.0	Mirandor
R-1306	583855.15	4492219.68	1939	-90	360	1395.0	425.2	Newmont
R-1654	583324	4489651	2011	-75	220	1025	312.4	Newmont
NR001	584283.09	4489385.35	1966	-90	0	155.0	47.2	Nicor
NR002	583550.53	4485528.91	2417	-90	0	220.0	67.1	Nicor
NR003	582406.61	4486181.64	2527	-90	0	100.0	30.5	Nicor
NR004	584166.01	4487530.47	2185	-90	0	315.0	96.0	Nicor
NR005	584158.06	4487474.88	2183	-90	0	340.0	103.6	Nicor
NR006	584730.08	4493692.86	1954	-90	0	260.0	79.2	Nicor
NR007	582320.17	4486060.76	2533	-90	0	100.0	30.5	Nicor
NR008	582583.29	4486642.23	2414	-90	0	190.0	57.9	Nicor
NR009	581677.82	4486737.39	2270	-90	0	340.0	103.6	Nicor
NR010	583552.17	4485598.88	2393	-90	0	200.0	61.0	Nicor
NR011	583576.25	4485604.72	2400	-90	0	40.0	12.2	Nicor
NR012	583619.82	4485996.53	2292	-90	0	340.0	103.6	Nicor
NR013	583641.52	4486031.11	2294	-90	0	370.0	112.8	Nicor
NR014	583758.61	4485363.41	2393	-90	0	100.0	30.5	Nicor
NR015	582670.37	4486628.08	2436	-90	0	200.0	61.0	Nicor
NR016	582584.75	4486702.91	2439	-90	0	565.0	172.2	Nicor
NR017	584287.28	4486944.22	2191	-90	0	465.0	141.7	Nicor
NR018	584266.44	4487045.98	2185	-90	0	505.0	153.9	Nicor
NR019	584097.80	4487451.04	2205	-90	0	505.0	153.9	Nicor
NR020	584109.42	4487391.80	2205	-90	0	545.0	166.1	Nicor
NR021	584332.98	4487362.18	2152	-90	0	445.0	135.6	Nicor
NR022	584354.91	4487002.91	2157	-90	0	445.0	135.6	Nicor
NR023	584291.48	4487099.71	2152	-90	0	455.0	138.7	Nicor
NR024	584275.61	4489168.55	1977	-90	0	325.0	99.1	Nicor
NR025	584774.08	4493911.41	1975	-90	0	445.0	135.6	Nicor

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	55	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
NR026	584100.21	4487490.40	2206	-90	0	495.0	150.9	Nicor
NR027	584052.81	4487462.51	2224	-90	0	405.0	123.4	Nicor
NR028	584048.78	4487485.91	2224	-90	0	565.0	172.2	Nicor
NR029	584040.52	4487525.71	2224	-90	0	120.0	36.6	Nicor
NR030	584100.50	4487434.62	2205	-90	0	445.0	135.6	Nicor
NR031	584175.63	4487424.87	2183	-90	0	335.0	102.1	Nicor
NR032	584279.74	4487375.04	2160	-90	0	430.0	131.1	Nicor
NR033	584017.32	4487452.50	2238	-90	0	500.0	152.4	Nicor
NR034	583988.97	4487509.34	2246	-90	0	580.0	176.8	Nicor
NR035	583937.21	4487544.16	2250	-90	0	480.0	146.3	Nicor
NR036	583956.01	4487568.85	2244	-90	0	480.0	146.3	Nicor
NR037	583906.41	4487602.19	2242	-90	0	510.0	155.4	Nicor
NR038	583844.82	4487622.22	2241	-90	0	420.0	128.0	Nicor
NR039	583816.09	4487665.96	2222	-90	0	350.0	106.7	Nicor
NR040	583872.72	4487650.11	2230	-90	0	505.0	153.9	Nicor
NR041A	583995.99	4487470.75	2246	-90	0	705.0	214.9	Nicor
NR042	584012.43	4487490.82	2237	-90	0	675.0	205.7	Nicor
NR043	584043.44	4487514.18	2224	-90	0	480.0	146.3	Nicor
NR044	584124.79	4487440.51	2196	-90	0	380.0	115.8	Nicor
NR045	584498.85	4487167.96	2096	-90	0	360.0	109.7	Nicor
NR046	583944.36	4487554.03	2247	-60	220	410.0	125.0	Nicor
NR047	583980.01	4487592.70	2234	-90	0	800.0	243.8	Nicor
NR048	584061.31	4487540.07	2219	-90	0	570.0	173.7	Nicor
NR049	584617.42	4487129.64	2066	-45	0	75.0	22.9	Nicor
NR050	584583.01	4487126.95	2069	-60	310	220.0	67.1	Nicor
NR051	584465.74	4487161.33	2098	-90	0	430.0	131.1	Nicor
NR052	584298.55	4487305.24	2141	-90	0	430.0	131.1	Nicor
NR053	584353.81	4487260.72	2124	-90	0	405.0	123.4	Nicor
NR054	584529.11	4487181.55	2093	-90	0	505.0	153.9	Nicor
NR055	584636.48	4487005.29	2128	-90	0	505.0	153.9	Nicor
NR056	584703.91	4486981.99	2127	-90	0	465.0	141.7	Nicor
NR057	584181.73	4486969.64	2249	-90	0	505.0	153.9	Nicor
NR058	584101.51	4487068.32	2249	-90	0	705.0	214.9	Nicor
NR059	584217.44	4487003.75	2220	-90	0	505.0	153.9	Nicor
NR060	584181.98	4487048.88	2219	-90	0	505.0	153.9	Nicor
NR061	584055.00	4487439.99	2224	-90	0	625.0	190.5	Nicor
NR062	584733.71	4487687.10	2041	-90	0	485.0	147.8	Nicor
NR063	584574.98	4487759.53	2064	-90	0	285.0	86.9	Nicor
NR064	585394.68	4493719.41	1897	-90	0	500.0	152.4	Nicor
NR065	584453.29	4487803.59	2088	-90	0	405.0	123.4	Nicor
NR066	584639.50	4487689.86	2060	-90	0	350.0	106.7	Nicor
NR067	584639.03	4487737.70	2053	-90	0	342.0	104.2	Nicor
NR068	584577.09	4487723.90	2060	-90	0	345.0	105.2	Nicor
NR069	584647.61	4486957.32	2154	-90	0	405.0	123.4	Nicor
NR070	584666.68	4486909.17	2156	-90	0	405.0	123.4	Nicor
NR071	584664.73	4486859.46	2156	-90	0	405.0	123.4	Nicor
NR072	584053.90	4487394.57	2225	-90	0	205.0	62.5	Nicor
NR073	583998.14	4487412.56	2246	-90	0	245.0	74.7	Nicor
NR074	583924.62	4487625.95	2235	-90	0	605.0	184.4	Nicor
NR075	582554.42	4486542.71	2382	-90	0	145.0	44.2	Nicor
NR076	582524.10	4486569.66	2380	-90	0	290.0	88.4	Nicor
NR077	582462.06	4486656.74	2379	-90	0	265.0	80.8	Nicor
NR078	584665.93	4487050.25	2100	-90	0	405.0	123.4	Nicor
NR079	584501.98	4487390.19	2111	-90	0	470.0	143.3	Nicor
NR080	584500.83	4487423.70	2110	-90	0	350.0	106.7	Nicor
NR081	584498.67	4487463.59	2109	-90	0	250.0	76.2	Nicor
NR082	584046.21	4487361.23	2227	-90	0	350.0	106.7	Nicor
NR083	583961.51	4487379.07	2258	-90	0	300.0	91.4	Nicor
NR084	583955.77	4487413.41	2264	-90	0	400.0	121.9	Nicor
NR085	583959.96	4487475.34	2260	-90	0	450.0	137.2	Nicor
NR086	584399.23	4487412.01	2129	-90	0	260.0	79.2	Nicor

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	56	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
NR087	584480.45	4487365.16	2118	-90	0	320.0	97.5	Nicor
NR088	585301.12	4493662.12	1919	-90	0	285.0	86.9	Nicor
NR089	584481.31	4487292.33	2130	-90	0	485.0	147.8	Nicor
NR090	584545.29	4487407.35	2101	-90	0	425.0	129.5	Nicor
NR091	585011.46	4487093.31	2059	-90	0	450.0	137.2	Nicor
NR092	584890.49	4486902.09	2062	-90	0	405.0	123.4	Nicor
NR093	584601.77	4487401.85	2091	-90	0	350.0	106.7	Nicor
NR094	584622.08	4487427.47	2090	-90	0	385.0	117.3	Nicor
NR095	584613.68	4487361.82	2092	-90	0	505.0	153.9	Nicor
NR096	584700.17	4487422.94	2078	-90	0	505.0	153.9	Nicor
NR097	584443.77	4487693.72	2084	-90	0	405.0	123.4	Nicor
NR098	584578.93	4487684.30	2066	-90	0	405.0	123.4	Nicor
NR099	584452.01	4487769.13	2088	-90	0	405.0	123.4	Nicor
NR100	584815.73	4487400.71	2049	-90	0	525.0	160.0	Nicor
NRA01	584662.65	4487386.98	2081	-90	0	595.0	181.4	Nicor
NRA02	584941.27	4487459.12	2033	-90	0	565.0	172.2	Nicor
NRA03	584375.16	4487752.66	2098	-90	0	505.0	153.9	Nicor
NRA04	584375.53	4487692.02	2105	-90	0	605.0	184.4	Nicor
NRA05	584435.64	4487630.80	2095	-90	0	535.0	163.1	Nicor
NRA06	584438.18	4487510.77	2097	-90	0	505.0	153.9	Nicor
NRA07	584566.52	4487451.88	2099	-90	0	335.0	102.1	Nicor
NRA08	584535.87	4487234.69	2106	-90	0	405.0	123.4	Nicor
NRA09	584581.37	4487286.63	2096	-90	0	405.0	123.4	Nicor
NRA10	584064.23	4486885.16	2307	-90	0	505.0	153.9	Nicor
RR_1	583922.96	4485472.72	2313	-90	0	1200.0	365.8	Placer Amex
LT9401	583323.93	4482087.10	2181	-45	90	565.0	172.2	Ramrod
LT9402	583382.78	4482091.08	2201	-45	90	315.0	96.0	Ramrod
LT9403	583322.64	4482089.13	2181	-70	90	435.0	132.6	Ramrod
NC9401	584576.33	4493797.06	1981	-65	270	600.0	182.9	Ramrod
NC9402	584492.83	4493455.89	1951	-60	290	600.0	182.9	Ramrod
RRNB9401	583616.98	4487861.16	2234	-90	0	1480.0	451.1	Ramrod
TO-94_1	584598.38	4488078.58	2099	-90	0	620.0	189.0	Ramrod
TO-94_2	584599.93	4488044.99	2107	-90	0	645.0	196.6	Ramrod
TO-94_3	584568.39	4488075.58	2112	-90	0	645.0	196.6	Ramrod
TO-94_4	584600.30	4488141.57	2092	-90	0	645.0	196.6	Ramrod
TO-94_5	584536.85	4488102.99	2092	-90	0	600.0	182.9	Ramrod
TO-94_6	584537.83	4488044.22	2131	-90	0	640.0	195.1	Ramrod
TO-94_7	584289.44	4487739.39	2115	-90	0	1500.0	457.2	Ramrod
2_1	583079.82	4485841.97	2481	-90	0	2046.5	623.8	Selco
2_2	582889.65	4485841.65	2563	-90	0	540.0	164.6	Selco
2_5	582942.54	4486134.78	2502	-90	0	1437.0	438.0	Selco
2_6a	583132.91	4485136.36	2507	-90	0	997.0	303.9	Selco
2_6b	583132.91	4485136.36	2510	-90	0	215.0	65.5	Selco
2_8	583148.90	4486739.09	2430	-90	0	905.0	275.8	Selco
2_9	582877.22	4486406.18	2473	-90	0	630.0	192.0	Selco
3_11	582023.59	4486556.13	2225	-90	0	460.0	140.2	Selco
3_4	582540.57	4486133.19	2576	-90	0	770.0	234.7	Selco
3_7	582698.25	4486429.83	2457	-90	0	600.0	182.9	Selco
4_1	582407.22	4484132.99	2137	-90	0	1343.0	409.3	Selco
5_1	584749.17	4485672.73	2127	-90	0	957.0	291.7	Selco
LT8901	583237.81	4481925.47	2128	-60	64	430.0	131.1	Westmont
LT8902	583198.96	4482010.18	2129	-45	60	475.0	144.8	Westmont
LT8903	583374.00	4481908.76	2152	-55	62	405.0	123.4	Westmont
LT8904	583352.79	4481939.21	2158	-60	42	435.0	132.6	Westmont
LT8905	583333.93	4481974.86	2161	-60	46	405.0	123.4	Westmont
LT8906	583291.91	4482029.97	2161	-60	50	375.0	114.3	Westmont
LT8907	583205.17	4482059.96	2135	-60	61	550.0	167.6	Westmont
LT8908	583167.75	4481980.74	2115	-60	145	335.0	102.1	Westmont
LT8909	583328.26	4481909.86	2147	-60	44	365.0	111.3	Westmont
WC8901	584087.04	4487476.17	2207	-45	218	260.0	79.2	Westmont
WC8902	584102.25	4487495.91	2206	-60	217	276.0	84.1	Westmont

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	57	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
WC8903	584536.35	4487356.91	2109	-90	0	106.0	32.3	Westmont
WC8904	584549.00	4487328.47	2109	-90	0	110.0	33.5	Westmont
WR701	583773.44	4487380.00	2338	-90	0	615.0	187.5	Westmont
WR702	583905.79	4487565.30	2288	-90	0	525.0	160.0	Westmont
WR703	584542.96	4487343.61	2111	-90	0	400.0	121.9	Westmont
WR704	584563.28	4487482.60	2096	-90	0	305.0	93.0	Westmont
WR705	583888.79	4487181.63	2310	-90	0	595.0	181.4	Westmont
WR706	583933.72	4487193.01	2285	-90	0	745.0	227.1	Westmont
WR707	583921.56	4487474.74	2274	-90	0	500.0	152.4	Westmont
WR708	584560.44	4486976.94	2111	-45	90	365.0	111.3	Westmont
WR709	584783.52	4493402.96	1898	-90	0	485.0	147.8	Westmont
WR710	584593.13	4487483.69	2094	-90	0	458.0	139.6	Westmont
WR711	584567.73	4487509.80	2091	-90	0	450.0	137.2	Westmont
WR712	584532.05	4487510.45	2094	-90	0	560.0	170.7	Westmont
WR801	584525.39	4487356.13	2113	-45	270	275.0	83.8	Westmont
WR802	584523.76	4487306.12	2115	-45	270	345.0	105.2	Westmont
WR803	584222.88	4487404.91	2172	-90	0	165.0	50.3	Westmont
WR804	584256.25	4487358.20	2160	-90	0	135.0	41.1	Westmont
WR805	584530.83	4487757.30	2070	-90	0	405.0	123.4	Westmont
WR806	584615.45	4487820.21	2077	-90	0	505.0	153.9	Westmont
WR807	584523.17	4487570.34	2077	-90	0	400.0	121.9	Westmont
WR808	584730.78	4487756.24	2037	-90	0	405.0	123.4	Westmont
WR809	584528.07	4487568.90	2075	-45	270	105.0	32.0	Westmont
WR810	584541.05	4487822.98	2079	-90	0	330.0	100.6	Westmont
WR811	583917.00	4485501.27	2313	-90	0	200.0	61.0	Westmont
WR812	583919.68	4485486.69	2313	-90	0	200.0	61.0	Westmont
WR813	584673.36	4487820.53	2061	-90	0	370.0	112.8	Westmont
WR8815	584532.08	4487357.46	2109	-45	264	395.0	120.4	Westmont
WR8816	584546.73	4487298.87	2110	-45	270	380.0	115.8	Westmont
WR8817	584537.31	4487259.10	2106	-45	270	380.0	115.8	Westmont
WR8818	584558.20	4487419.44	2099	-45	270	295.0	89.9	Westmont
WR8819	584543.12	4487504.53	2095	-57	270	355.0	108.2	Westmont
WR8820	584529.84	4487572.28	2074	-55	270	395.0	120.4	Westmont
WR8821	584567.32	4487572.88	2072	-90	0	385.0	117.3	Westmont
WR8822	584539.44	4487354.52	2109	-90	0	165.0	50.3	Westmont
WR8823	584549.02	4487326.95	2109	-90	0	145.0	44.2	Westmont
WR8824	584523.17	4487380.47	2110	-90	0	205.0	62.5	Westmont
WR8901	584322.70	4486882.91	2168	-90	0	435.0	132.6	Westmont
WR8902	584313.07	4487008.02	2171	-90	0	160.0	48.8	Westmont
WR8903	584316.53	4486945.30	2174	-90	0	425.0	129.5	Westmont
WR8904	584289.62	4486931.45	2192	-45	178	465.0	141.7	Westmont
WR8905	584280.41	4486954.16	2191	-60	232	485.0	147.8	Westmont
WR8906	584279.91	4487004.13	2185	-60	272	165.0	50.3	Westmont
WR8907	584601.34	4487883.38	2094	-90	0	460.0	140.2	Westmont
WR8908	584470.95	4487386.94	2117	-90	0	280.0	85.3	Westmont
WR8909	584450.55	4487291.22	2134	-90	0	240.0	73.2	Westmont
WR8910	584448.22	4487321.67	2135	-90	0	200.0	61.0	Westmont
WR8911	584480.22	4487322.48	2128	-90	0	200.0	61.0	Westmont
WR8912	584551.42	4487386.41	2104	-90	0	200.0	61.0	Westmont
WR8913	584679.01	4487886.15	2060	-90	0	450.0	137.2	Westmont
WR8914	584544.08	4487880.32	2097	-90	0	478.0	145.7	Westmont
WR8916	583832.55	4487665.91	2223	-90	0	780.0	237.7	Westmont
WR9001	584519.06	4488495.99	2044	-45	270	600.0	182.9	Westmont
WR9002	584513.43	4488125.24	2104	-60	270	365.0	111.3	Westmont
WR9003	584546.26	4487688.66	2070	-45	270	235.0	71.6	Westmont
WR9004	584572.86	4487952.00	2118	-90	0	525.0	160.0	Westmont
WR9005	584412.99	4488597.95	2030	-45	270	510.0	155.4	Westmont
WR9006	583580.49	4485561.08	2405	-70	250	300.0	91.4	Westmont
WR9008	581685.95	4493017.58	1899	-45	270	400.0	121.9	Westmont
WR9101	583398.64	4481207.58	2090	-65	90	405.0	123.4	Westmont
WR9102	583441.54	4481209.65	2104	-45	90	275.0	83.8	Westmont

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	58	Reno, Nevada, USA

Hole ID	EastN27	NorthN27	Elev m	Incl	Azimuth	Depth ft	Depth m	Lessor
WR9106	584539.36	4488012.82	2134	-90	0	595.0	181.4	Westmont
WR9107	584537.70	4488125.55	2103	-90	0	575.0	175.3	Westmont
WR9108	584538.08	4488242.90	2071	-90	0	205.0	62.5	Westmont
WR9109	584846.91	4488418.85	2066	-90	0	100.0	30.5	Westmont
WR9201	584479.67	4488013.23	2142	-90	0	690.0	210.3	Westmont
WR9202	584662.89	4488016.64	2080	-50	270	615.0	187.5	Westmont
WR9203	584665.94	4488016.69	2080	-90	0	395.0	120.4	Westmont
WR9204	584527.81	4488078.47	2120	-90	0	690.0	210.3	Westmont
WR9205	584569.66	4488046.13	2117	-90	0	630.0	192.0	Westmont
WR9206	584512.58	4487982.23	2134	-90	0	670.0	204.2	Westmont
WR9207	584572.04	4487985.03	2124	-90	0	590.0	179.8	Westmont

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	59	Reno, Nevada, USA

APPENDIX III

Significant Historical Drill Hole Intercepts

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	60	Reno, Nevada, USA

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
AR_7	37	135	0.110	98	Galey, 1983
BDH04	155	185	0.050	30	Galey, 1983
BDH05	7	50	0.046	43	Galey, 1983
BDH08	30	50	0.025	20	Galey, 1983
BDH11	30	60	0.024	30	Galey, 1983
	85	100	0.035	15	Galey, 1983
BDH14	85	115	0.047	30	Galey, 1983
BDH15	50	85	0.047	35	Galey, 1983
BDH16	15	25	0.027	10	Galey, 1983
	105	115	0.034	10	Galey, 1983
BDH17	25	30	0.032	5	Galey, 1983
NR008	95	100	0.020	5	Kuhl, 1985
NR017	40	100	0.036	60	Kuhl, 1985
NR018	0	5	0.021	5	Kuhl, 1985
NR019	40	220	0.096	180	Kuhl, 1985
NR027	90	210	0.169	120	Kuhl, 1985
NR028	130	240	0.069	110	Kuhl, 1985
NR030	20	165	0.113	145	Kuhl, 1985
NR031	120	130	0.048	10	Kuhl, 1985
	155	170	0.036	15	Kuhl, 1985
NR033	120	135	0.027	15	Kuhl, 1985
NR034	260	280	0.041	20	Kuhl, 1985
NR035	290	330	0.069	40	Kuhl, 1985
NR036	435	475	0.022	40	Kuhl, 1985
NR042	185	315	0.107	130	Kuhl, 1985
NR043	195	210	0.031	15	Kuhl, 1985
NR044	35	130	0.075	95	Kuhl, 1985
NR045	135	150	0.022	15	Kuhl, 1985
NR050	115	150	0.024	35	Kuhl, 1985
NR052	95	100	0.024	5	Kuhl, 1985
NR053	50	55	0.022	5	Kuhl, 1985
NR055	105	125	0.028	20	Kuhl, 1985
NR057	200	205	0.025	5	Kuhl, 1985
NR059	180	185	0.025	5	Kuhl, 1985
NR060	170	175	0.020	5	Kuhl, 1985
NR061	50	165	0.053	115	Kuhl, 1985
NR063	90	125	0.006	35	Kuhl, 1985
NR069	15	35	0.036	20	Kuhl, 1985
	60	70	0.023	10	Kuhl, 1985
NR070	65	70	0.024	5	Kuhl, 1985
NR072	30	50	0.038	20	Kuhl, 1985
NR073	5	15	0.037	10	Kuhl, 1985
NR079	10	40	0.015	30	Digital Dataset
	70	235	0.014	165	Digital Dataset
NR081	115	140	0.013	25	Digital Dataset
NR085	315	380	0.013	65	Digital Dataset
NR087	5	90	0.015	85	Digital Dataset
	125	240	0.014	115	Digital Dataset

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	61	Reno, Nevada, USA

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
NR089	10	125	0.011	115	Digital Dataset
	245	265	0.010	20	Digital Dataset
NR090	0	190	0.013	190	Digital Dataset
NR093	90	150	0.021	60	Digital Dataset
NR094	290	320	0.021	30	Digital Dataset
NR097	200	405	0.010	205	Digital Dataset
NR098	40	60	0.010	20	Digital Dataset
WR703	20	60	0.026	40	Kuhl, 1988
	100	120	0.020	20	Kuhl, 1988
WR704	160	200	0.046	40	Kuhl, 1988
WR801	0	180	0.052	180	Kuhl, 1989
	55	120	0.086	65	Kuhl, 1989
WR802	45	120	0.029	75	Kuhl, 1989
	250	265	0.017	15	Kuhl, 1989
WR803	130	155	0.011	25	Kuhl, 1989
WR804	100	135	0.018	35	Kuhl, 1989
WR805	140	145	0.057	5	Kuhl, 1989
	190	205	0.018	15	Kuhl, 1989
WR806	150	180	0.022	30	Kuhl, 1989
WR807	245	255	0.027	10	Kuhl, 1989
	320	345	0.016	25	Kuhl, 1989
	390	400	0.017	10	Kuhl, 1989
WR810	220	230	0.012	10	Kuhl, 1989
WR813	50	80	0.016	30	Kuhl, 1989
WR8815	20	75	0.086	55	Kuhl, 1989
	75	90	0.019	15	Kuhl, 1989
	110	150	0.019	40	Kuhl, 1989
	225	265	0.016	40	Kuhl, 1989
WR8816	15	60	0.035	45	Kuhl, 1989
WR8817	135	150	0.018	15	Kuhl, 1989
WR8818	80	95	0.016	15	Kuhl, 1989
	115	150	0.017	35	Kuhl, 1989
WR8820	265	285	0.015	20	Kuhl, 1989
WR8821	265	315	0.014	50	Kuhl, 1989
WR8822	20	55	0.053	35	Kuhl, 1989
	45	100	0.017	55	Kuhl, 1989
WR8823	30	95	0.022	65	Kuhl, 1989
WR8824	0	80	0.069	80	Kuhl, 1989
	80	130	0.015	50	Kuhl, 1989
	185	200	0.017	15	Kuhl, 1989
WR8901	295	305	0.011	10	Kuhl, 1990
WR8902	70	85	0.058	15	Kuhl, 1990
WR8903	15	25	0.026	10	Kuhl, 1990
WR8904	35	45	0.022	10	Kuhl, 1990
WR8905	50	85	0.039	35	Kuhl, 1990
WR8906	0	25	0.014	25	Kuhl, 1990
WR8907	285	305	0.110	20	Kuhl, 1990
WR8908	120	140	0.029	20	Kuhl, 1990
	155	190	0.033	35	Kuhl, 1990

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	62	Reno, Nevada, USA

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
WR8909	55	60	0.054	5	Kuhl, 1990
WR8911	35	55	0.010	20	Kuhl, 1990
	75	140	0.017	65	Kuhl, 1990
WR8912	20	85	0.074	65	Kuhl, 1990
WR8916	460	465	0.021	5	Kuhl, 1990
NR-40	430	505	0.039	75	Kuhl, 1990
WC8901	87.0	127.5	0.067	40.5	Kuhl, 1990
	127.5	196.5	0.180	69	Kuhl, 1990
	196.5	212.5	0.030	16	Kuhl, 1990
WC8902	97.4	145.4	0.032	48	Kuhl, 1990
	145.4	222.3	0.040	76.9	Kuhl, 1990
	222.3	241.6	0.108	19.3	Kuhl, 1990
WC8903	31.7	59.8	0.032	28.1	Kuhl, 1990
	87.5	91.0	0.090	3.5	Kuhl, 1990
WC8904	77.4	84.1	0.028	6.7	Kuhl, 1990
LT8904	245.0	255.0	0.016	10	Kuhl, 1990
LT8905	260.0	265	0.012	5	Kuhl, 1990
WR9003	120.0	160	0.006	40	Nordquist, 1990
WR9004	285	315	0.005	30	Nordquist, 1990
	405.0	450	0.007	45	Nordquist, 1990
WR9006	55.0	60	0.025	5	Nordquist, 1990
WR9007	55.0	65	0.015	10	Nordquist, 1990
WR9101	220.0	245	0.004	25	Nordquist, 1992
	300.0	405	0.005	105	Nordquist, 1992
	340.0	365	0.009	25	Nordquist, 1992
WR9102	75.0	115	0.008	40	Nordquist, 1992
	205.0	250	0.010	45	Nordquist, 1992
WR9103	155.0	490	0.007	335	Nordquist, 1992
	225.0	250	0.011	25	Nordquist, 1992
	395.0	455	0.012	60	Nordquist, 1992
WR9104	185.0	260	0.013	75	Nordquist, 1992
	205.0	225	0.022	20	Nordquist, 1992
WR9105	500.0	570	0.018	70	Nordquist, 1992
	500.0	535	0.022	35	Nordquist, 1992
WR9106	340.0	400	0.004	60	Nordquist, 1992
	420.0	595	0.021	175	Nordquist, 1992
	520.0	595	0.040	75	Nordquist, 1992
	530.0	550	0.060	20	Nordquist, 1992
	580.0	595	0.069	15	Nordquist, 1992
WR9107	330.0	370	0.007	40	Nordquist, 1992
WR9201	550.0	585	0.005	35	Nordquist, 1993
WR9202	250.0	405	0.013	155	Nordquist, 1993
	265.0	315	0.020	50	Nordquist, 1993
	265.0	275	0.051	10	Nordquist, 1993
WR9203	240.0	310	0.009	70	Nordquist, 1993
	290.0	305	0.025	15	Nordquist, 1993
WR9204	355.0	385	0.012	30	Nordquist, 1993
WR9205	325.0	600	0.014	275	Nordquist, 1993
	405.0	485	0.034	80	Nordquist, 1993

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	63	Reno, Nevada, USA

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
	440.0	485	0.047	45	Nordquist, 1993
	440.0	450	0.090	10	Nordquist, 1993
	465.0	485	0.041	20	Nordquist, 1993
WR9206	305.0	325	0.014	20	Nordquist, 1993
	380.0	400	0.009	20	Nordquist, 1993
	505.0	535	0.010	30	Nordquist, 1993
WR9207	325.0	345	0.030	20	Nordquist, 1993
	455.0	500	0.010	45	Nordquist, 1993
TO 94_1	335.0	445	0.003	110	Nordquist, 1995
TO 94_2	335.0	645	0.007	310	Nordquist, 1995
	380.0	420	0.029	40	Nordquist, 1995
	400.0	420	0.043	20	Nordquist, 1995
TO 94_3	430.0	565	0.004	135	Nordquist, 1995
	580.0	625	0.003	45	Nordquist, 1995
TO 94_4	385.0	430	0.007	45	Nordquist, 1995
TO 94_5	355.0	370	0.006	15	Nordquist, 1995
	385.0	415	0.010	30	Nordquist, 1995
LT9401	135	310	0.003	175	Nordquist, 1995
LT9402	45	200	0.011	155	Nordquist, 1995
	50	60	0.021	10	Nordquist, 1995
	115	170	0.027	55	Nordquist, 1995
	130	150	0.047	20	Nordquist, 1995
LT9403	365	435	0.002	70	Nordquist, 1995
	400	410	0.008	10	Nordquist, 1995
TO 94_6	435	640	0.006	205	Nordquist, 1995
	450	460	0.011	10	Nordquist, 1995
	525	540	0.017	15	Nordquist, 1995
EMRR_9601	85	140	0.013	55	Digital Dataset
	220	265	0.010	45	Digital Dataset
EMRR_9602	60	270	0.065	210	Digital Dataset
	100	110	0.105	10	Digital Dataset
	200	235	0.150	35	Digital Dataset
EMRR_9603	195	360	0.067	165	Digital Dataset
	235	270	0.200	35	Digital Dataset
EMRR_9703	120	160	0.003	40	1997 Mirandor Assay Certificates
EMRR_9713	375	395	0.022	20	1997 Mirandor Assay Certificates
EMRR_9718	335	360	0.012	25	1997 Mirandor Assay Certificates
	490	530	0.007	40	1997 Mirandor Assay Certificates
EMRR_9719	235	250	0.010	15	1997 Mirandor Assay Certificates
EMRR_9721	120	380	0.046	260	1997 Mirandor Assay Certificates
	120	285	0.059	165	1997 Mirandor Assay Certificates
	145	175	0.047	30	1997 Mirandor Assay Certificates
	205	260	0.105	55	1997 Mirandor Assay Certificates
EMRR_9722	15	85	0.111	70	1997 Mirandor Assay Certificates
	30	75	0.164	45	1997 Mirandor Assay Certificates
	55	75	0.236	20	1997 Mirandor Assay Certificates
EMR_9723	0	50	0.008	50	1997 Mirandor Assay Certificates
EMR_9724	75	155	0.089	80	1997 Mirandor Assay Certificates
	90	100	0.637	10	1997 Mirandor Assay Certificates

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	64	Reno, Nevada, USA

Hole No.	From (ft)	To (ft)	Gold (opt)	Interval (ft)	Reference
	85	90	1.150	5	1997 Mirandor Assay Certificates
EMRR_9725	90	110	0.021	20	1997 Mirandor Assay Certificates
EMRR_9731	35	85	0.006	50	1997 Mirandor Assay Certificates
	100	140	0.004	40	1997 Mirandor Assay Certificates
EMRR_9733	145	170	0.034	25	1997 Mirandor Assay Certificates
EMRR_9742	275	325	0.006	50	1997 Mirandor Assay Certificates
	275	290	0.012	15	1997 Mirandor Assay Certificates
EMRR_9743	85	245	0.016	160	1997 Mirandor Assay Certificates
	90	140	0.032	50	1997 Mirandor Assay Certificates
	230	245	0.022	15	1997 Mirandor Assay Certificates
EMRR_9744	60	65	0.172	5	1997 Mirandor Assay Certificates
	260	295	0.012	35	1997 Mirandor Assay Certificates
EMRR_9747	465	525	0.014	60	1997 Mirandor Assay Certificates
EMRR_9750	75	150	0.080	75	1997 Mirandor Assay Certificates
	95	135	0.130	40	1997 Mirandor Assay Certificates
	115	120	0.240	5	1997 Mirandor Assay Certificates
EMRR_9752	135	175	0.003	40	1997 Mirandor Assay Certificates
K98_18	15	45	0.036	30	Cupp, 1998
K98_26	45	80	0.237	35	Cupp, 1998
	50	55	0.833	5	Cupp, 1998
	55	60	0.412	5	Cupp, 1998
K98_27	75	160	0.082	85	Cupp, 1998
	95	115	0.223	20	Cupp, 1998
K98_30	90	170	0.046	80	Cupp, 1998
	125	145	0.077	20	Cupp, 1998
K98_31	90	115	0.020	25	Cupp, 1998
K98_32	205	240	0.035	35	Cupp, 1998
	230	235	0.115	5	Cupp, 1998
K98_36	145	245	0.039	100	Cupp, 1998
	150	170	0.102	20	Cupp, 1998
K98_37	265	370	0.121	105	Cupp, 1998
	290	300	0.545	10	Cupp, 1998
K98_40	305	345	0.029	40	Cupp, 1998
K98_49	855	925	0.108	70	Cupp, 1998
	880	885	0.387	5	Cupp, 1998
K98_55	375	455	0.076	80	Cupp, 1998
	375	390	0.210	15	Cupp, 1998
K99_7	585	625	0.019	40	Cupp, 1999
K99_9	5	20	0.062	15	Cupp, 1999
K99_16	335	355	0.020	20	Cupp, 1999
K99_17	565	620	0.021	55	Cupp, 1999
	705	720	0.017	15	Cupp, 1999
	725	740	0.020	15	Cupp, 1999
K99_19	610	620	0.026	10	Cupp, 1999
	1205	1215	0.018	10	Cupp, 1999

David R. Shaddrick, M.Sc., CPG, P. Geo. Saddrick & Associates	65	Reno, Nevada, USA